

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170032

DIVISION OF
CORPORATION FINANCE

January 23, 2017

Kevin H. Douglas
Bass, Berry & Sims PLC
kdouglas@bassberry.com

Re: Community Health Systems, Inc.

Dear Mr. Douglas:

This is in regard to your letter dated January 23, 2017 concerning the shareholder proposal submitted by the Bricklayers & Trowel Trades International Pension Fund for inclusion in CHS's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that CHS therefore withdraws its January 17, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: Thomas F. McIntyre
Bricklayers & Trowel Trades International Pension Fund
tmcintyre@bacweb.org

BASS BERRY ✦ SIMS PLC

150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

January 23, 2017

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Community Health Systems, Inc.
Withdrawal of No-Action Request Relating to Shareholder Proposal of Bricklayers & Trowel Trades International Pension Fund

Ladies and Gentlemen:

In a letter dated January 17, 2017, we requested that the staff of the Division of Corporate Finance concur that our client, Community Health Systems, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders a shareholder proposal (the "Proposal") and statement in support thereof submitted by Bricklayers & Trowel Trades International Pension Fund (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent, dated January 23, 2017, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 17, 2017 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to contact me at 615.742.7767 or Leigh Walton at 615.742.6201.

Sincerely,

Bass, Berry & Sims PLC



Kevin H. Douglas

Enclosure

cc: Thomas McIntyre (via email)
Rachel A. Seifert (Community Health Systems, Inc.)
Leigh Walton (Bass, Berry & Sims PLC)

Exhibit A

Withdrawal Letter

21214657.1



Bricklayers & Trowel Trades International Pension Fund

620 F Street, N.W., Suite 700, Washington, D.C. 20004
Phone: (202) 638-1996
Fax: (202) 347-7339
http://www.ipfweb.org

January 23, 2017

VIA MAIL AND EMAIL: chris_Cobb@chs.net; Rachel_Seifert@chs.net

Ms. Rachel A. Seifert
Executive Vice President, Secretary
and General Counsel
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

RE: Bricklayers & Trowel Trades International Pension Fund

Dear Ms. Seifert:

In my capacity as Executive Director of the Bricklayers & Trowel Trades International Pension Fund (the "Fund"), I write to give notice that the Fund withdraws its shareholder proposal submitted for inclusion in Community Health Systems' 2017 proxy statement. The Fund appreciates the Company's decision to implement the proposal by adopting the Rights Plan Policy.

If you have any questions, please contact Thomas F. McIntyre at 617-650-4246 or via email at TMcIntyre@bacweb.org.

Thank you for your attention to this matter.

Sincerely,

David F. Stupar
Executive Director

BASS BERRY ✦ SIMS PLC

150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

January 17, 2017

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Community Health Systems, Inc.
Omission of Shareholder Proposal of Bricklayers & Trowel Trades International Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Act of 1934, as amended (the "***Exchange Act***"), we are writing on behalf of our client, Community Health Systems, Inc., a Delaware corporation (the "***Company***"), to request that the Staff of the Division of Corporation Finance (the "***Staff***") of the U.S. Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the Company may exclude from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of stockholders (the "***2017 Proxy Materials***") the shareholder proposal and supporting statement (the "***Proposal***") submitted to the Company by the Bricklayers & Trowel Trades International Pension Fund (the "***Proponent***").

We are e-mailing this letter to the Staff in accordance with Section C of Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008) ("***SLB 14D***") and are providing with this letter, in accordance with Section G.7 of Staff Legal Bulletin No. 14 (CF) (July 13, 2001), Section F.3 of Staff Legal Bulletin No. 14B (CF) (July 13, 2001) and Section G of Staff Legal Bulletin No. 14C (CF) (June 28, 2005), copies of (i) the Proposal as submitted to the Company by the Proponent on December 2, 2016 (attached as Exhibit A hereto), including the accompanying cover letter with a mailing address, facsimile number and e-mail address of the Proponent, (ii) e-mail correspondence sent by the Company to the Proponent's designated representative (attached as Exhibit B hereto), and (iii) a letter from Comerica Bank (attached as Exhibit C hereto) (the "***Custodian Letter***"), which was sent by e-mail to the Company on December 5, 2016, confirming the Proponent's ownership of the requisite shares of the Company's common stock. A copy of this submission is being sent simultaneously to the Proponent as notice of the Company's intent to exclude the Proposal from the 2017 Proxy Materials.

Rule 14a-8(k) under the Exchange Act and Section E of SLB 14D require in connection with a company's no-action request under Rule 14(a)-8 that a shareholder proponent send the company a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff in connection with the no-action request. Accordingly, we take this opportunity, on behalf of the Company, to remind the Proponent that, if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The Proposal, which is set forth in full in Exhibit A hereto, requests that the Company's board of directors (the "***Board***") "amend the Company's governing documents to provide that the Board shall not adopt, amend, extend or renew any stockholder rights plan or agreement making it more difficult or expensive to acquire large holdings of the Company's stock (a 'Poison Pill') without prior approval by a majority of shares voted. Compliance with this requested policy shall be excused if the Board is compelled by its fiduciary duties to adopt said Poison Pill; and that any Poison Pill adopted, amended, extended or renewed on the grounds of fiduciary duty shall expire within 12 months unless approved by shareholders by a majority of stock voted or a court has determined further extension is required by fiduciary duty."

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Background

A. The Company's Stockholder Protection Rights Agreement

The Company has in place a Stockholder Protection Rights Agreement (the "***Rights Agreement***"), which was adopted on October 3, 2016 by the Board in connection with the Board's exploration of potential alternatives for the Company. The Rights Agreement is a "Poison Pill", as that term is defined in the Proposal. The Rights Agreement is the only shareholder rights plan the Company has in place. Under its current terms, the Rights Agreement will expire on April 1, 2017. A copy of the Rights Agreement, which was included as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on October 3, 2016, is attached as Exhibit D hereto.

B. The Proposal and Subsequent Correspondence

The Company received the Proposal on December 2, 2016, accompanied by a cover letter from the Proponent. Copies of the Proposal and cover letter are included in Exhibit A hereto. On December 5, 2016, the Company received the Custodian Letter.

C. The Board's Rights Plan Policy

On December 7, 2016, the Board by resolution approved amendments to the Company's Governance Guidelines (the "***Governance Guidelines***") to, among other matters, incorporate into the Governance Guidelines a policy regarding stockholder rights plans (the "***Rights Plan Policy***"). The full text of the Rights Plan Policy as set forth in the Governance Guidelines is as follows:

> "**26. Rights Plan Policy**. The Board of Directors shall seek and obtain stockholder approval before adopting a stockholder rights plan; provided, however, that the Board of Directors may determine to act on its own to adopt a stockholder rights plan without prior stockholder approval, if, under the circumstances, a majority of the independent directors, in the exercise of their fiduciary responsibilities, deem it to be in the best interests of the Company's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval. If the Board of Directors adopts a stockholder rights plan without prior stockholder approval, the Board of Directors will submit the stockholder rights plan to the

> stockholders for ratification, or the stockholder rights plan must expire, without being renewed or replaced, within one year. If submitted by the Board of Directors for stockholder approval, the stockholder rights plan will immediately terminate if not approved by a majority of the votes cast.
>
> The Governance and Nominating Committee will review this policy statement on an annual basis, and report to the Board of Directors any recommendations it may have concerning this policy."

A complete copy of the Governance Guidelines is attached as Exhibit E hereto. The Governance Guidelines are also publicly available on the Company Overview – Corporate Governance section of the Company's internet website at www.chs.net.

IV. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard under the predecessor rule (which permitted exclusion "[if] the proposal has been rendered moot") in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." See Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "***1983 Release***") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, for Rule 14a-8(i)(10) to be the basis for exclusion of a proposal from a company's proxy materials, the actions requested by the proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* the 1983 Release.

Applying this "substantially implemented" standard, the Staff has permitted exclusion by a company under Rule 14a-8(i)(10) when the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Exxon Mobil Corp*. (Mar. 17, 2015) (permitting exclusion of a proposal requesting that the company commit to increasing the dollar amount authorized for capital distributions to shareholders through dividends or share buybacks where the company's long-standing capital allocation strategy and related "policies practices and procedures compare[d] favorably with the guidelines of the proposal and...therefore, substantially implemented the proposal"); *Walgreen Co*. (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of certain supermajority vote requirements where the company's elimination from its governing documents of all but one such requirement "compare[d] favorably with the guidelines of the proposal"); *General Dynamics Corp*. (Feb. 6, 2009) (permitting exclusion of a proposal requesting a 10% ownership threshold for special meetings where the company planned to adopt a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10), even if the proposal has not been implemented exactly as proposed by the shareholder proponent, where a company has satisfied the essential objective of the proposal. *See, e.g., AGL Resources Inc*., *granted on recon.* (Mar. 5, 2015) (permitting exclusion of a proposal seeking to grant holders of 25% of the company's outstanding shares the power to call a special meeting where the board approved, and undertook to submit for shareholder approval, an amendment to the articles of incorporation to grant shareholders holding for at least one year 25% of the outstanding shares the power to call a special meeting); *MGM Resorts International* (Feb. 28, 2012) (permitting exclusion of a proposal requesting a report on the company's sustainability policies and performance, including multiple objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp*. (Feb. 26, 2010) (permitting exclusion of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company had adopted corporate political contributions guidelines); *Textron, Inc*. (Jan. 21, 2010) (permitting exclusion of a proposal requesting immediate board declassification where the board submitted a phased-in declassification proposal for shareholder approval); *Hewlett-Packard Co*. (Dec. 11, 2007) (permitting exclusion of a proposal requesting that shareholders be given the power to call special meetings where the board had proposed a bylaw amendment allowing shareholders to call a special meeting unless the business to be proposed at that meeting recently had been, or soon would be, addressed at an annual meeting).

Consistent with the precedent described above, the Staff has permitted exclusion under Rule 14a-8(i)(10) of proposals requesting the adoption of a rule requiring the board of directors to redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote in cases where the company addressed the proposal's essential objective by adopting a policy to similar effect. In these instances, the Staff agreed that the proposal had been substantially implemented even though, as discussed in further detail below in section IV.B of this letter, the proposal sought a rule with language that differed slightly from the language in the policy implemented by the company. *PharMerica Corp*. (Mar. 10, 2014); *Sun Microsystems, Inc*. (Sept. 12, 2006); *RadioShack Corporation* (Mar. 14, 2006); *Verizon Communications Inc*. (Feb. 16, 2006). Similarly, the Staff has permitted exclusion of proposals requesting the adoption of bylaw or charter provisions requiring submission of poison pills to a shareholder vote where the company adopted a bylaw that addressed the proposal's essential objective while departing from the proposal in some respects. *Honeywell International Inc*. (Jan. 24, 2008) (proposal called for mandatory shareholder vote on any poison pill; bylaw required that any poison pill adopted without prior shareholder approval expire unless ratified by shareholders within one year of adoption); *Hewlett-Packard Co*. (Nov. 30, 2007) (proposal called for provision requiring that any future poison pill be subject to shareholder vote "as soon as possible"; bylaw provided that any poison pill adopted without shareholder approval expire unless approved by shareholders within one year of adoption); *Honeywell International Inc*. (Jan. 31, 2007) (proposal called for any poison pill to be subject to shareholder vote "as soon as possible"; bylaw required that any poison pill adopted without prior shareholder approval expire unless ratified by shareholders within one year of adoption).

B. The Board's Adoption of the Rights Plan Policy Satisfies the Proposal's Essential Objective

On December 7, 2016, the Board adopted the Rights Plan Policy, which provides that if the Board adopts a stockholder rights plan without prior stockholder approval, the Board will submit the stockholder rights plan to the stockholders for ratification, or the stockholder rights plan must expire, without being renewed or replaced, within one year of such adoption.

The Company has satisfied the Proposal's essential objective by amending the Company's governing documents in a manner which provides that any stockholder rights plan adopted by the Board without prior stockholder approval would effectively be terminated if not submitted to a stockholder vote within 12 months. Specifically, the Proposal requests that the Board "amend the Company's governing documents" to provide "that any Poison Pill adopted, amended, extended or renewed on the grounds of fiduciary duty shall expire within 12 months unless approved by shareholders" and the Rights Plan Policy, which was implemented through an amendment to the Governance Guidelines on December 7, 2016, provides that if a stockholder rights plan is adopted without prior stockholder approval, the Board "will submit the stockholder rights plan to the stockholders for ratification, or the stockholder rights plan must expire, without being renewed or replaced, within one year." In addition, we note that the Rights Plan Policy provides that any adoption of a stockholder rights plan without prior stockholder approval must be approved by a majority of the independent directors in the exercise of their fiduciary responsibilities, which is consistent with the Proposal's request that any adoption of a stockholder rights plan without prior stockholder approval must be adopted pursuant to the fiduciary duties of the Board. We further note that the Rights Agreement, which was adopted without prior stockholder approval on October 3, 2016, expires by its current terms on April 1, 2017, which is within 12 months after its adoption.

The Staff has previously concurred with companies' exclusion of proposals similar to the Proposal based on adoption of policies that substantially implemented such proposals in a manner similar to that in which the Rights Plan Policy has substantially implemented the Proposal.

In *PharMerica*, the Staff considered a request of Pharmerica Corporation ("***PharMerica***") for no-action relief with respect to exclusion based on Rule 14a-8(i)(10) of a proposal substantially similar to the Proposal and concurred with the company's view that its policy regarding expiration or approval by shareholders of a shareholder rights plan "compare[d] favorably with the guidelines of the proposal." In *PharMerica*, the company had received a shareholder proposal seeking adoption of a rule regarding shareholder rights plans as follows:

> "Resolved, shareholders request that our Board adopt a rule to redeem any current or future Poison Pill unless such plan or amendments to such plan are submitted to a shareholder vote, as a separate ballot item, within 12 months."

Following receipt of the proposal, PharMerica adopted a formal policy that any shareholder rights plan adopted without shareholder approval would be presented to the company's shareholders at the next annual meeting of the company's shareholders following the adoption of the shareholder rights plan for ratification by the shareholders. The policy stated that, without such shareholder ratification, the shareholder rights plan would expire at the earlier of the date of the next annual meeting of the company's shareholders following the adoption of the rights plan and the date of the first anniversary of the effective date of the shareholder rights plan. The Staff concluded that PharMerica had substantially implemented the proposal.

The situation faced by the Company in connection with the Proposal is similar to that presented in *PharMerica* in that the Company and PharMerica received substantially similar shareholder proposals, and each company, although using language differing slightly from that of the proposal, adopted a policy that addressed the proposal's essential objective and substantially implemented the proposal.

The position taken by the Staff in *PharMerica* is consistent with the positions taken by the Staff in other similar situations. *See Verizon Communications; RadioShack; Sun Microsystems*. In those instances, the proposal contained the following resolution:

> RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable.

In response to the applicable proposal, Sun Microsystems, Inc. ("***Sun Microsystems***") adopted a "formal policy statement" in its Corporate Governance Guidelines, while RadioShack Corporation and Verizon Communications Inc. each adopted a "policy statement." Like the Company, Sun Microsystems amended its Corporate Governance Guidelines to add the policy and, like the Company, Sun Microsystems's policy required any poison pill adopted without prior stockholder approval to expire within one year of adoption, unless ratified by stockholders. This is in substance the same as the Rights Plan Policy. In each of *Verizon Communications*, *RadioShack* and *Sun Microsystems*, the Staff concurred that the proposal could be omitted under Rule 14a-8(i)(10).

The proposals in *Verizon Communications*, *RadioShack* and *Sun Microsystems* and those submitted to PharMerica and the Company as described above differ in that the former call for a shareholder vote "as soon as may be practicable," while the latter call for a rule requiring such a vote "within 12 months." In addition, the Proposal differs from the proposals in each of *PharMerica*, *Verizon Communications*, *RadioShack* and *Sun Microsystems* in that the latter also specifically request that the rule apply to the redemption of a current poison pill, while the Proposal does not specifically address redemption of a current poison pill. The Rights Plan Policy adopted by the Company is consistent with the Proposal in both respects—the Rights Plan Policy requires a stockholder vote within 12 months and the Rights Plan Policy does not specifically address the redemption of a current poison pill.

We further note that the Proposal requests that the Board amend the Company's "governing documents" to implement the Proposal. While the Proposal does not specify which "governing documents" to amend, the Company has formally amended its Governance Guidelines to include the Rights Plan Policy. The Company believes that including the Rights Plan Policy within its Governance Guidelines is consistent with both the terms of the Proposal and how other companies have provided for limitations on the ability of their board of directors to adopt rights plans, and thus is an appropriate means of implementing the essential objective of the Proposal. We further note that the Staff has permitted mechanisms different than what was called for in a proposal in connection with implementing similar proposals related to poison pills. In each of *PharMerica*, *Verizon Communications*, *RadioShack* and *Sun Microsystems*, the proposal requested the Board adopt a "rule" regarding submission of a poison pill to a shareholder vote, while the company adopted a "policy."

Consistent with the manner in which the adoption of poison pill policies substantially implemented the proposals in *PharMerica*, *Verizon Communications*, *RadioShack* and *Sun Microsystems*, the Policy satisfies the Proposal's essential objective—adoption by the Board of a procedure under which any poison pill implemented by the Company would effectively be terminated if not submitted to a shareholder vote within 12 months. In addition, the Company's existing shareholder rights plan—the Rights Agreement—is consistent with both the Proposal and the Rights Plan Policy in that it will by its current terms expire on April 1, 2017, which is within 12 months of its adoption. Thus, even though the Company has not implemented the Proposal exactly as proposed, the Company has satisfied the Proposal's essential objective. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(10) as having been substantially implemented.

V. Conclusion

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (615) 742-7767 or Leigh Walton at 615-742-6201.

Sincerely,



Kevin H. Douglas
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201

Enclosures

cc: Thomas McIntyre (via Electronic Mail)
Rachel A. Seifert (Community Health Systems, Inc.)
Leigh Walton (Bass, Berry & Sims PLC)

Exhibit A

Proposal



Bricklayers & Trowel Trades International Pension Fund

620 F Street, N.W., Suite 700, Washington, D.C. 20004
Phone: (202) 638-1996
Fax: (202) 347-7339
http://www.ipfweb.org

December 2, 2016

VIA MAIL AND EMAIL: chris_Cobb@chs.net

Ms. Rachel A. Seifert
Executive Vice President, Secretary
and General Counsel
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

RE: Bricklayers & Trowel Trades International Pension Fund

Dear Ms. Seifert:

In my capacity as Executive Director of the Bricklayers & Trowel Trades International Pension Fund (the "Fund"), I write to give notice that pursuant to the 2016 proxy statement of Community Health Systems, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2017 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre at TMcIntyre@bacweb.org or 617-650-4246.

Sincerely,

David F. Stupar
Executive Director

Enclosure

RESOLVED: Stockholders of Community Health Systems, Inc. (the "Company") recommend that the Board of Directors (the "Board") amend the Company's governing documents to provide that the Board shall not adopt, amend, extend or renew any stockholder rights plan or agreement making it more difficult or expensive to acquire large holdings of the Company's stock (a "Poison Pill") without prior approval by a majority of shares voted. Compliance with this requested policy shall be excused if the Board is compelled by its fiduciary duties to adopt said Poison Pill; and that any Poison Pill adopted, amended, extended or renewed on the grounds of fiduciary duty shall expire within 12 months unless approved by shareholders by a majority of stock voted or a court has determined further extension is required by fiduciary duty.

Supporting Statement

On October 3, 2016, our Company's Board adopted a Stockholder Protection Rights Agreement (the "Rights Agreement"), commonly known as a "poison pill." The Board took this action unilaterally and without seeking prior approval of shareholders. Under the Rights Agreement, any acquisition of more than 15 percent of the Company's stock is effectively blocked unless the Board supports the acquisition. Unless redeemed or extended by the Board, the Rights Agreement was scheduled to expire on April 1, 2017.

We believe poison pills, unless approved by shareholders, may serve to entrench management at the expense of shareholders. While management and the Board should have appropriate tools to ensure that all shareholders benefit from any proposal to buy the Company, we do not believe that the possibility of an unsolicited bid justifies the unilateral implementation of such a device. For this reason, we urge the Board not to renew or extend the Rights Agreement without first seeking shareholder approval.

Former Securities and Exchange Chairman Arthur Levitt wrote the following about poison pills in his 2002 book titled Take on the Street:

> "These takeover defenses are not shareholder-friendly. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs. And they deprive investors of a contest for their shares—and the possibility that they will receive a premium price from a new owner."

According to the 1991 book Power and Accountability by Nell Minow and Robert Monks:

> "All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation."

We believe investors increasingly favor requiring shareholder approval of poison pills. The Council of Institutional Investors, an organization of over 120 members whose assets exceed $3 trillion, has called for shareholder approval of poison pills. For these reasons, we urge stockholders to vote "FOR" this resolution.

Exhibit B

Correspondence

From: Seifert, Rachel A
Sent: Friday, December 09, 2016 1:14 PM
To: 'tmcintyre@bacweb.org'
Cc: Cobb, Christopher G
Subject: Community Health Systems, Inc. - Stockholder Proposal by Bricklayers & Trowel Trades International Pension Fund

Hi, Tommy.

I left you a voicemail a few minutes ago to discuss the stockholder proposal submitted by the Pension Fund regarding stockholder rights plans. Our Board (and Governance and Nominating Committee) met earlier this week and considered the proposal. They are very sensitive to this issue and have taken action that I think will suit the Pension Fund. Please call me or Chris Cobb (615-465-7358) to discuss their response and action and next steps.

Thank you, and I hope you have a great weekend!

Regards,
Rachel

Rachel A. Seifert | Executive Vice President & General Counsel | Community Health Systems
4000 Meridian Blvd. | Franklin, TN 37067 |615.465.7349 (direct dial) | rachel_seifert@chs.net

<u>Exhibit C</u>

Custodian Letter

Comerica®

December 5, 2016

VIA MAIL AND EMAIL: chris_Cobb@chs.net

Ms. Rachel A. Seifert
Executive Vice President, Secretary
and General Counsel
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

RE: Bricklayers & Trowel Trades International Pension Fund

Dear Ms. Seifert:

As custodian of the Bricklayers & Trowel Trades International Pension Fund, we are writing to report that as of the close of business on December 2, 2016 the Fund held 4,893 shares of Community Health Systems, Inc. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since December 3, 2015.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (313) 222-0209 or jemolnar@comerica.com.

Sincerely,



Joseph E. Molnar
Vice President
Comerica Bank

Exhibit D

Rights Agreement

EX-4.1 2 d225772dex41.htm EX-4.1

Exhibit 4.1

EXECUTION VERSION

STOCKHOLDER PROTECTION RIGHTS AGREEMENT

dated as of

October 3, 2016

between

COMMUNITY HEALTH SYSTEMS, INC.

and

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

as Rights Agent

STOCKHOLDER PROTECTION RIGHTS AGREEMENT

Table of Contents

ARTICLE V

MISCELLANEOUS

EXHIBITS

STOCKHOLDER PROTECTION RIGHTS AGREEMENT

STOCKHOLDER PROTECTION RIGHTS AGREEMENT (as amended from time to time, this “Agreement”), dated as of October 3, 2016, between Community Health Systems, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent (the “Rights Agent”, which term shall include any successor Rights Agent hereunder).

WITNESSETH:

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) has (a) authorized and declared a dividend of one right (“Right”) in respect of each share of Common Stock (as hereinafter defined) held of record as of the Close of Business (as hereinafter defined) on October 13, 2016 (the “Record Time”) payable in respect of each such share upon certification by the New York Stock Exchange (the “NYSE”) to the Securities and Exchange Commission that the Rights have been approved for listing and registration (the “Payment Time”) and (b) as provided in Section 2.4, authorized the issuance of one Right in respect of each share of Common Stock issued after the Record Time and prior to the Separation Time (as hereinafter defined) and, to the extent provided in Section 5.3, each share of Common Stock issued after the Separation Time;

WHEREAS, subject to the terms and conditions hereof, each Right entitles the holder thereof, after the Separation Time, to purchase securities or assets of the Company (or, in certain cases, securities of certain other entities) pursuant to the terms and subject to the conditions set forth herein; and

WHEREAS, the Company desires to appoint the Rights Agent to act on behalf of the Company, and the Rights Agent is willing so to act, in connection with the issuance, transfer and exchange of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein.

NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

"Acquiring Person" shall mean any Person who is or becomes the Beneficial Owner of 15% or more of the outstanding shares of Common Stock at any time after the first public announcement of this Agreement; provided, however, that the term "Acquiring Person" shall not include any Person (i) who is the Beneficial Owner of 15% or more of the outstanding shares of Common Stock at the time of the first public announcement of the adoption of this Agreement and who continuously thereafter is the Beneficial Owner of 15% or more of the outstanding shares of Common Stock, until such time thereafter as such Person becomes the Beneficial Owner (other than by means of a stock dividend, stock split or reclassification) of additional shares of Common Stock that, in the aggregate, amount to 0.1% or more of the outstanding shares of Common Stock, (ii) who becomes the Beneficial Owner of 15% or more of the outstanding shares of Common Stock after the time of the first public announcement of this Agreement solely as a result of (A) an acquisition by the Company of shares of Common Stock until such time after the public announcement by the Company of such repurchases as such Person becomes the Beneficial Owner (other than by means of a stock dividend, stock split or reclassification) of additional shares of Common Stock that, in the aggregate, amounts to 0.1% or more of the outstanding shares of Common Stock while such Person is or as a result of which such Person becomes the Beneficial Owner of 15% or more of the outstanding shares of Common Stock or (B) the occurrence of a Flip-in Date which has not resulted from the acquisition of Beneficial Ownership of Common Stock by such Person or any of such Person's Affiliates or Associates, (iii) who becomes the Beneficial Owner of 15% or more of the outstanding shares of Common Stock but who acquired Beneficial Ownership of shares of Common Stock without any plan or intention to seek or affect control of the Company, if such Person promptly divests, or promptly enters into an agreement with, and satisfactory to, the Board of Directors, in the Board of Directors' sole discretion, to divest, and subsequently divests in accordance with the terms of such agreement (without exercising or retaining any power, including voting power, with respect to such shares), sufficient shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock or otherwise deemed to be Beneficially Owned by such Person) so that such Person ceases to be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock or (iv) who Beneficially Owns shares of Common Stock consisting solely of one or more of (A) shares of Common Stock Beneficially Owned pursuant to the grant or exercise of an option granted to such Person (an "Option Holder") by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date, (B) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock or otherwise deemed to be Beneficially Owned by such Person) Beneficially Owned by such Option Holder or its Affiliates or Associates at the time of grant of such option and (C) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock or otherwise deemed to be Beneficially Owned by such Person) acquired by Affiliates or Associates of such Option Holder after the time of such grant that, in the aggregate, amount to less than 1% of the outstanding shares of Common Stock. In addition, the Company, any Subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a Subsidiary of the Company (or any entity or trustee holding shares of Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company) shall not be an Acquiring Person.

"Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Exchange Act, as such Rule is in effect on the date of this Agreement.

"Agreement" shall have the meaning set forth in the Preamble.

A Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of, and to "Beneficially Own", (i) any securities as to which such Person or any of such Person's Affiliates or Associates is or may be deemed to be the beneficial owner pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, as such Rules are in effect on the date of this Agreement, (ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the beneficial owner (whether such right is exercisable immediately or only after the passage of time or the occurrence of conditions) pursuant to any agreement, arrangement or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise, (iii) any securities which are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with whom such Person has an agreement, arrangement or understanding to act together for the purpose of acquiring, holding, voting or disposing of any securities of the Company and (iv) solely for purposes of determining whether any Person is an Acquiring Person, any securities that such Person or any of such Person's Affiliates or Associates are determined to Constructively Own; provided, however, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to "Beneficially Own", any security (A) solely because such security has been tendered pursuant to a tender or exchange offer made by such Person or any of such Person's Affiliates or Associates until such tendered security is accepted for payment or exchange or (B) solely because such Person or any of such Person's Affiliates or Associates has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy or consent given in response to a public proxy or consent solicitation made to more than ten holders of shares of a class of stock of the Company registered under Section 12 of the Exchange Act and pursuant to, and in accordance with, the applicable rules and regulations under the Exchange Act, unless such power (or the arrangements relating thereto) is then reportable under Item 6 of Schedule 13D under the Exchange Act (or any similar provision of a comparable or successor report). Notwithstanding the foregoing, no officer or director of the Company shall be deemed to Beneficially Own any securities of any other Person by virtue of any actions that such officer or director takes in such capacity. For purposes of this Agreement, in determining the percentage of the outstanding shares of Common Stock with respect to which a Person is the Beneficial Owner, all shares as to which such Person is deemed the Beneficial Owner shall be deemed outstanding.

"Board of Directors" shall have the meaning set forth in the Recitals.

"Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are generally authorized or obligated by law or executive order to close.

"Close of Business" on any given date shall mean 5:00 p.m. New York City time on such date or, if such date is not a Business Day, 5:00 p.m. New York City time on the next succeeding Business Day.

"Common Stock" shall mean the shares of Common Stock, par value $0.01 per share, of the Company.

"Company" shall have the meaning set forth in the preamble.

A Person shall be determined to "Constructively Own" shares of Common Stock in respect of which such Person has a Synthetic Long Position, calculated in the manner set forth below, if the Board of Directors, by a majority vote, determines that such Person is seeking to use the existence of such Synthetic Long Position, in combination with other securities Beneficially Owned by such Person, for the purpose or effect of changing or influencing control of the Company. The number of shares of Common Stock in respect of a Synthetic Long Position that may be determined to be

"Constructively Owned" is the notional or other number of shares of Common Stock in respect of such Synthetic Long Position that is specified in a filing by such Person or any of such Person's Affiliates or Associates with the Securities and Exchange Commission or in the documentation evidencing such Synthetic Long Position as the basis upon which the value or settlement amount of such right or derivative, or the opportunity of the holder of such right or derivative to profit or share in any profit, is to be calculated in whole or in part and, in any case, including if no such number of shares of Common Stock is specified in any filing or documentation, as determined by the Board of Directors to be the number of shares of Common Stock to which such Synthetic Long Position relates.

"Election to Exercise" shall have the meaning set forth in Section 2.3(d).

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

"Exchange Ratio" shall have the meaning set forth in Section 3.1(c).

"Exchange Time" shall mean the time at which the right to exercise the Rights shall terminate pursuant to Section 3.1(c).

"Exercise Price" shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall equal $50.00.

"Expansion Factor" shall have the meaning set forth in Section 2.4(a).

"Expiration Time" shall mean the earliest of (i) the Exchange Time, (ii) the Redemption Time, (iii) the Close of Business on April 1, 2017 and unless, for purposes of this clause (iii), extended by action of the Board of Directors (in which case the applicable time shall be the time to which it has been so extended) and (iv) immediately prior to the effective time of a consolidation, merger or statutory share exchange that does not constitute a Flip-over Transaction or Event in which the Common Stock is converted into, or into the right to receive, another security, cash or other consideration.

"Flip-in Date" shall mean any Stock Acquisition Date or such later date and time as the Board of Directors may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred.

"Flip-over Entity," for purposes of Section 3.2, shall mean (i) in the case of a Flip-over Transaction or Event described in clause (i) of the definition thereof, the Person issuing any securities into which shares of Common Stock are being converted or exchanged and, if no such securities are being issued, the other Person that is a party to such Flip-over Transaction or Event and (ii) in the case of a Flip-over Transaction or Event referenced in clause (ii) of the definition thereof, the Person receiving the greatest portion of the (A) assets or, if (A) is not readily determinable, (B) operating income or cash flow being transferred in such Flip-over Transaction or Event, provided that in all cases if such Person is a Subsidiary of another Person, the ultimate parent entity of such Person shall be the Flip-over Entity.

"Flip-over Stock" shall mean the capital stock (or similar equity interest) with the greatest voting power in respect of the election of directors (or other Persons similarly responsible for the direction of the business and affairs) of the Flip-over Entity.

"Flip-over Transaction or Event" shall mean a transaction or series of transactions, on or after a Flip-in Date, in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a statutory share exchange with any other Person if, immediately prior to the time of consummation of the consolidation, merger or statutory share exchange or at the time the Company enters into any agreement with respect to any such consolidation, merger or statutory share exchange, the Acquiring Person is the Beneficial Owner of 50% or more of the outstanding shares of Common Stock or controls the Board of Directors and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such consolidation, merger or statutory share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of the Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or (ii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its Subsidiaries (taken as a whole) to any Person (other than the Company or one or more of its wholly owned Subsidiaries) or to two or more such Persons that are Affiliates or Associates or otherwise acting in concert, if, at the time of the entry by the Company (or any such Subsidiary) into an agreement with respect to such sale or transfer of assets, the Acquiring Person controls the Board of Directors. For purposes of this definition, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates, counted together as a single Person. An Acquiring Person shall be deemed to control the Board of Directors when, on or following a Stock Acquisition Date, the persons who were directors of the Company (or persons nominated and/or appointed as directors by vote of a majority of such persons) before the Stock Acquisition Date shall cease to constitute a majority of the Board of Directors.

"Market Price" per share of any securities on any date shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if any event described in Section 2.4, or any analogous event, shall have caused the closing prices used to determine the Market Price on any Trading Days during such period of 20 Trading Days not to be fully comparable with the closing price on such date, each such closing price so used shall be appropriately adjusted by the Board of Directors in order to make it fully comparable with the closing price on such date. The closing price per share of any securities on any date shall be the last reported sale price, regular way, or, in case no such sale takes place or is quoted on such date, the average of the closing bid and asked prices, regular way, for each share of such securities, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed on the NYSE or, if the securities are not listed on the NYSE, as reported on NASDAQ or, if the securities are not listed on NASDAQ, as reported in the principal consolidated transaction reporting system with respect to the principal national securities exchange on which the securities are listed or admitted to trading or, if the securities are not listed or admitted to trading on any national securities exchange, as reported by such other quotation system then in use or, if on any such date the securities are not listed or admitted to trading on any national securities exchange or quoted by any such quotation system, the average of the closing bid and asked prices in the over-the-counter market as furnished by a professional market maker making a market in the securities selected by the Board of Directors; provided, however, that if on any such date the securities are not listed or admitted to trading on a national securities exchange or traded in the over-the-counter market, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally recognized investment banking firm, and set forth in a certificate delivered to the Rights Agent.

"NYSE" shall have the meaning set forth in the Recitals.

"NASDAQ" means the NASDAQ Stock Market.

"Option Holder" shall have the meaning set forth in the definition of Acquiring Person.

"Payment Time" shall have the meaning set forth in the Recitals.

"Person" shall mean any individual, firm, partnership, limited liability company, trust, association, group (as such term is used in Rule 13d-5 under the Exchange Act, as such Rule is in effect on the date of this Agreement), corporation or other entity.

"Preferred Stock" shall mean the series of Participating Preferred Stock, par value $0.01 per share, of the Company created by a Certificate of Designation and Terms in substantially the form set forth in Exhibit B hereto appropriately completed.

"Record Time" shall have the meaning set forth in the Recitals.

"Redemption Price" shall mean an amount equal to one tenth of one cent, $0.001.

"Redemption Time" shall mean the time at which the right to exercise the Rights shall terminate pursuant to Section 5.1.

"Right" shall have the meaning set forth in the Recitals.

"Rights Agent" shall have the meaning set forth in the Preamble.

"Rights Certificate" shall have the meaning set forth in Section 2.3(c).

"Rights Register" shall have the meaning set forth in Section 2.7(a).

"Separation Time" shall mean the next Business Day following the earlier of (i) the tenth Business Day (or such later date as the Board of Directors may from time to time fix by resolution adopted prior to the Separation Time that otherwise would have occurred) after the date on which any Person commences a tender or exchange offer that, if consummated, would result in such Person becoming an Acquiring Person and (ii) the date of the first event causing a Flip-in Date to occur; provided, that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further, that if any tender or exchange offer referenced in clause (i) of this paragraph is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of Common Stock pursuant thereto, such offer shall be deemed, for purposes of this paragraph, never to have been made.

"Stock Acquisition Date" shall mean the earlier of (i) the first date on which there shall be a public announcement by the Company (by any means) that a Person has become an Acquiring Person, which announcement makes express reference to such status as an Acquiring Person pursuant to this Agreement, or (ii) the date on which any Acquiring Person becomes the Beneficial Owner of more than 40% of the outstanding shares of Common Stock, excluding for this purpose any shares determined to be Constructively Owned.

"Subsidiary" of any specified Person shall mean any corporation or other entity of which a majority of the voting power of the equity securities or a majority of the equity or membership interest is Beneficially Owned, directly or indirectly, by such Person.

"Synthetic Long Position" shall mean any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or other mechanism at a price related to the value of Common Stock or a value determined in whole or part with reference to, or derived in whole or in part from, the value of Common Stock and that increases in value as the value of Common Stock increases or that provides to the holder an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of Common Stock, in any case without regard to whether (i) such derivative conveys any voting rights in such securities to such Person or any of such Person's Affiliates or Associates, (ii) such derivative is required to be, or capable of being, settled through delivery of such securities, or (iii) such Person or any of such Person's Affiliates or Associates may have entered into other transactions that hedge the economic effect of such derivative. A Synthetic Long Position shall not include any interests, rights, options or other securities set forth in Rule 16a-1(c)(1)-(5) or (7) promulgated pursuant to the Exchange Act.

"Trading Day," when used with respect to any securities, shall mean a day on which the NYSE is open for the transaction of business or, if such securities are not listed or admitted to trading on the NYSE, a day on which the principal national securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if such securities are not listed or admitted to trading on any national securities exchange, a Business Day.

"Trading Regulation" shall have the meaning set forth in Section 2.3(c).

"Trust" shall have the meaning set forth in Section 3.1(c).

"Trust Agreement" shall have the meaning set forth in Section 3.1(c).

"Vice President," when used with respect to the Company, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president."

ARTICLE II

THE RIGHTS

2.1 Summary of Rights. As soon as practicable after the Record Time, the Company will mail a letter summarizing the terms of the Rights to each holder of record of Common Stock as of the Record Time, at such holder's address as shown by the records of the Company.

2.2 Legend. Certificates for the Common Stock or, if a certificate has not been issued, the registration of the Common Stock on the stock transfer books of the Company, issued on or after the Record Time but prior to the Separation Time, shall evidence one Right for each share of Common Stock represented thereby and the Company shall mail to every Person that acquires Common Stock after the Payment

Time, but prior to the Separation Time, either certificates for such Common Stock or a confirmation of the registration of such Common Stock on the stock transfer books of the Company, which certificates or confirmation shall have impressed on, printed on, written on or otherwise affixed to them a legend substantially in the following form:

> Until the Separation Time (as defined in the Rights Agreement referred to below), this also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement, dated as of October 3, 2016 (as such may be amended from time to time, the "Rights Agreement"), between Community Health Systems, Inc. (the "Company") and American Stock Transfer & Trust Company, LLC, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be redeemed, may become exercisable for securities or assets of the Company or securities of another entity, may be exchanged for shares of Common Stock or other securities or assets of the Company, may expire, may become null and void (including if they are "Beneficially Owned" by an "Acquiring Person" or an Affiliate or Associate thereof, as such terms are defined in the Rights Agreement, or by any transferee of any of the foregoing) or may be evidenced by separate certificates and may no longer be evidenced hereby. The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder hereof without charge after the receipt of a written request therefor.

Certificates representing shares of Common Stock that are issued and outstanding at the Payment Time (or confirmation of the registration of the Common Stock on the stock transfer books with respect to uncertificated shares), together with the letter mailed pursuant to Section 2.1, shall evidence one Right for each share of Common Stock evidenced thereby notwithstanding the absence of the foregoing legend.

The Company shall mail or arrange for the mailing of a copy of this Agreement to any Person that holds Common Stock, as evidenced by the registration of the Common Stock in the name of such Person on the stock transfer books of the Company, without charge after the receipt of a written request therefor.

2.3 Exercise of Rights; Separation of Rights. (a) Subject to Sections 3.1, 5.1 and 5.10 and subject to adjustment as herein set forth, each Right will entitle the holder thereof, at or after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one ten-thousandth of a share of Preferred Stock.

(b) Until the Separation Time, (i) no Right may be exercised and (ii) each Right will be evidenced by the certificate for the associated share of Common Stock (or, if the Common Stock shall be uncertificated, by the registration of the associated Common Stock on the stock transfer books of the Company and any confirmation thereof provided for in Section 2.2), together, in the case of shares acquired prior to the Payment Time, with the letter mailed to the record holder thereof pursuant to Section 2.1, and will be transferable only together with, and will be transferred by a transfer (whether with or without such letter or confirmation) of, such associated share.

(c) Subject to the terms and conditions hereof, at or after the Separation Time and prior to the Expiration Time, (i) the Rights may be exercised pursuant to Section 2.3(d) below, (ii) the Rights will be transferred independent of shares of Common Stock and (iii) the Rights Agent will promptly, if requested by the Company in writing and provided with all necessary information, mail to each holder of record of Common Stock (provided that the Board of Directors has not elected to exchange all of the then outstanding Rights pursuant to Section 3.1(c)) as of the Separation Time (other than any Person whose Rights have become null and void pursuant to Section 3.1(b)), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose) or the transfer agent or registrar for the Common Stock, (x) a certificate (a "Rights Certificate") in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement and as do not affect the rights, liabilities, responsibilities or duties of the Rights Agent, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any national securities exchange or quotation system on which the Rights may from time to time be listed or traded ("Trading Regulation"), or to conform to usage, and (y) a disclosure statement describing the Rights. Receipt of a Rights Certificate by any Person shall not preclude a later determination that such Rights are null and void pursuant to Section 3.1(b). The Company may implement such procedures as it deems appropriate, in its sole discretion, to minimize the possibility that Rights are received by Persons with respect to whom Rights would be null and void under Section 3.1(b).

(d) Subject to the terms and conditions hereof, Rights may be exercised on any Business Day at or after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent the Rights Certificate evidencing such Rights with an Election to Exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly executed and properly completed, accompanied by payment in cash, or by certified or official bank check or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any tax or charge that may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates (or, if uncertificated, the registration on the stock transfer books of the Company) for shares or depositary receipts (or both) in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, with a properly completed and duly executed Election to Exercise accompanied by payment as set forth in Section 2.3(d), and subject to the terms and conditions hereof, the Rights Agent will thereupon promptly (i)(A) requisition from a transfer agent stock certificates evidencing such number of shares or other securities to be purchased or, in the case of uncertificated shares or other securities, requisition from a transfer agent a notice setting forth such number of shares or other securities to be purchased for which registration will be made on the stock transfer books of the Company (the Company hereby irrevocably authorizing its transfer agents to comply with all such requisitions), and (B) if the Company elects pursuant to Section 5.5 not to issue certificates (or effect registrations on the stock transfer books of the Company) representing fractional shares, requisition from the depositary selected by the Company depositary receipts representing the fractional shares to be purchased (the Company hereby irrevocably authorizes each such depositary agent to comply with such requisitions) or, when necessary to comply with this Agreement, requisition from the Company the amount of cash to be paid in lieu of fractional shares in accordance with Section 5.5 and (ii) after receipt of such certificates, depositary receipts, notices and/or, when necessary to comply with this Rights Agreement, cash, cause the same to be delivered to or upon the order of the registered holder of such Rights Certificate, registered (in the case of certificates, depositary receipts or notices) in such name or names as may be designated by such holder.

(f) In case the holder of any Rights shall exercise less than all of the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Company covenants and agrees that it will (i) take all such action as may be necessary to ensure that all shares delivered (or evidenced by registration on the stock transfer books of the Company) upon exercise of Rights shall, at the time of delivery of the certificates (or registration) for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered (or registered) and fully paid and non-assessable; (ii) take all such action as may be necessary to comply with any applicable requirements of the Securities Act of 1933, as amended from time to time or the Exchange Act, and the rules and regulations thereunder, and any other applicable law, rule or regulation, in connection with the issuance of any shares upon exercise of Rights; and (iii) pay when due and payable any and all federal and state taxes and charges that may be payable in respect of the original issuance or delivery of the Rights Certificates or of any shares issued upon the exercise of Rights, provided that the Company shall not be required to pay any tax or charge that may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates (or the registration) for shares in a name other than that of the holder of the Rights being transferred or exercised.

(h) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to the exercise or assignment of a Rights Certificate unless the registered holder of such Rights Certificate shall have (i) properly completed and duly signed the certificate following the form of assignment or the form of election to exercise, as applicable, set forth on the reverse side of the Rights Certificate surrendered for such exercise or assignment, (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof and of the Rights evidenced thereby, and the Affiliates and Associates of such Beneficial Owner or former Beneficial Owner, as the Company or the Rights Agent may reasonably request and (iii) paid a sum sufficient to cover any tax or charge that may be imposed as required under Section 2.3(d).

2.4 Adjustments to Exercise Price; Number of Rights. (a) In the event the Company shall at any time after the Record Time and prior to the Separation Time (i) declare or pay a dividend on Common Stock payable in Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares of Common Stock, (x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of shares of Common Stock including any fractional shares in lieu of which such holder received cash (the "Expansion Factor") that a holder of one share of Common Stock immediately prior to such dividend, subdivision or combination would hold thereafter as a result thereof and (y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the shares of Common Stock with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision or combination, so that each such share of Common Stock will have exactly one Right associated with it. Each adjustment made pursuant to this paragraph shall be made as of the payment or effective date for the applicable dividend, subdivision or combination.

In the event that the Company shall at any time after the Record Time and prior to the Separation Time issue any shares of Common Stock otherwise than in a transaction referenced in the preceding paragraph, each such share of Common Stock so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such share (or, if the Common Stock shall be uncertificated, such Right shall be evidenced by the registration of such Common Stock on the stock transfer books of the Company and the confirmation thereof provided for in Section 2.2). Rights shall be issued by the Company in respect of shares of Common Stock that are issued or sold by the Company after the Separation Time only to the extent provided in Section 5.3.

(b) In the event that the Company shall at any time after the Record Time and prior to the Separation Time issue or distribute any securities or assets in respect of, in lieu of or in exchange for Common Stock (other than pursuant to any non-extraordinary periodic cash dividend or a dividend paid solely in Common Stock) whether by dividend, in a reclassification or recapitalization (including any such transaction involving a merger, consolidation or statutory share exchange), or otherwise, the Company shall make such adjustments, if any, in the Exercise Price, number of Rights and/or securities or other property purchasable upon exercise of Rights as the Board of Directors, in its sole discretion, may deem to be appropriate under the circumstances, and the Company and the Rights Agent shall amend this Agreement as necessary to provide for such adjustments.

(c) Each adjustment to the Exercise Price made pursuant to this Section 2.4 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.4, the Company shall (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment and (ii) promptly file with the Rights Agent and with each transfer agent for the Common Stock a copy of such certificate. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of, any adjustment or any such event unless and until it shall have received such a certificate.

(d) Rights Certificates shall represent the right to purchase the securities purchasable under the terms of this Agreement, including any adjustment or change in the securities purchasable upon exercise of the Rights, even though such certificates may continue to express the securities purchasable at the time of issuance of the initial Rights Certificates.

2.5 Date on Which Exercise is Effective. Each Person in whose name any certificate for shares is issued (or registration on the stock transfer books is effected) upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares represented thereby at the Close of Business on the Business Day upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Exercise Price for such Rights (and any applicable taxes and other charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the stock transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate (or registration) shall be dated, the next succeeding Business Day on which the stock transfer books of the Company are open.

2.6 Execution, Authentication, Delivery and Dating of Rights Certificates. (a) The Rights Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or one of its Vice Presidents and by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Rights Certificates may be manual or facsimile.

Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

Promptly after the Separation Time, the Company will notify the Rights Agent in writing of such Separation Time (and if such notification is given orally, the Company shall confirm the same in writing on or prior to the Business Day next following) and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and, subject to Sections 2.3(c) and 3.1(b), the Rights Agent shall manually or by facsimile countersign and deliver such Rights Certificates to the holders of the Rights pursuant to Section 2.3(c). Until the written notice provided for in this Section 2.6 is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that the Separation Time has not occurred. No Rights Certificate shall be valid for any purpose unless manually or by facsimile countersigned by the Rights Agent.

In case any authorized signatory of the Rights Agent who has countersigned any of the Rights Certificates ceases to be an authorized signatory of the Rights Agent before issuance and delivery by the Company, such Rights Certificates, nevertheless, may be issued and delivered by the Company with the same force and effect as though the individual who countersigned such Rights Certificates had not ceased to be an authorized signatory of the Rights Agent; and any Rights Certificates may be countersigned on behalf of the Rights Agent by any individual who, at the actual date of the countersignature of such Rights Certificate, is properly authorized to countersign such Rights Certificate, although at the date of the execution of this Agreement any such individual was not so authorized.

(b) Each Rights Certificate shall be dated the date of the countersignature thereof.

2.7 Registration, Registration of Transfer and Exchange. (a) After the Separation Time, the Company will cause to be kept a register (the "Rights Register") in which, subject to such reasonable procedures as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights after the Separation Time as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times after the Separation Time.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Sections 2.7(c) and (d), the Company will execute, and the Rights Agent will countersign and, if requested by the Company and provided with all necessary information, deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b) Except as otherwise provided in Section 3.1(b), all Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other charge that may be imposed in relation thereto.

(d) The Company shall not register the transfer or exchange of any Rights that have become null and void under Section 3.1(b), been exchanged under Section 3.1(c) or been redeemed under Section 5.1.

2.8 Mutilated, Destroyed, Lost and Stolen Rights Certificates. (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, then, subject to Sections 3.1(b), 3.1(c) and 5.1, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be required by them to save each of them and any of their agents harmless, then, subject to Sections 3.1(b), 3.1(c) and 5.1 and in the absence of written notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon its written request the Rights Agent shall countersign and, if requested by the Company and provided with all necessary information, deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.8, the Company may require the payment of a sum sufficient to cover any tax or other charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith. The Rights Agent shall have no duty or obligation to take any action under any Section of this Agreement which requires the payment by a Rights holder of applicable taxes and/or charges unless and until it is satisfied that all such taxes and/or charges have been paid.

(d) Every new Rights Certificate issued pursuant to this Section 2.8 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and, subject to Section 3.1(b) shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.9 Persons Deemed Owners. Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Stock certificate or confirmation of registration, if uncertificated), the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Common Stock certificate or confirmation, if uncertificated) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever, including the payment of the Redemption Price, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated shares of Common Stock).

2.10 Delivery and Cancellation of Certificates. All Rights Certificates surrendered upon exercise or for registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder that the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.10, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.11 Agreement of Rights Holders. Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

(a) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated share of Common Stock;

(b) after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(c) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Stock certificate or Common Stock registration, if uncertificated) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Stock certificate or Common Stock registration, if uncertificated) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(d) Rights Beneficially Owned by certain Persons will, under the circumstances set forth in Section 3.1(b), become null and void;

(e) this Agreement may be supplemented or amended from time to time in accordance with its terms;

(f) the Board of Directors shall have the exclusive power and authority delegated to it pursuant to Section 5.13; and

(g) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE III

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in. (a) In the event that prior to the Expiration Time a Flip-in Date shall occur, except as otherwise provided in this Section 3.1, each Right shall constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof (but subject to Section 5.10), that number of shares of Common Stock having an aggregate Market Price on the Stock Acquisition Date that gave rise to the Flip-in Date equal to twice the Exercise Price for an amount in cash equal to the

Exercise Price (such right to be appropriately adjusted in order to protect the interests of the holders of Rights generally in the event that on or after such Stock Acquisition Date any of the events described in Section 2.4(a) or (b), or any analogous event, shall have occurred with respect to the Common Stock).

(b) Notwithstanding the foregoing, any Rights that are Beneficially Owned on or after the Stock Acquisition Date by an Acquiring Person or an Affiliate or Associate thereof shall become null and void and any holder of such Rights (including transferees, whether direct or indirect, of any such Persons) shall thereafter have no right to exercise or transfer such Rights under any provision of this Agreement. If any Rights Certificate is presented for assignment or exercise and the Person presenting the same will not properly complete the certification set forth at the end of the form of assignment or notice of election to exercise or, if requested, will not provide such additional evidence, including, without limitation, the identity of the Beneficial Owners and their Affiliates and Associates (or former Beneficial Owners and their Affiliates and Associates) as the Company or the Board of Directors shall reasonably request in order to determine if such Rights are null and void, then the Company shall be entitled conclusively to deem the Rights to be Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a transferee of any of the foregoing and accordingly deem the Rights evidenced thereby to be null and void and not transferable, exercisable or exchangeable.

(c) The Board of Directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, excluding for this purpose any shares determined to be Constructively Owned elect to exchange all (but not less than all) of the then outstanding Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 3.1(b)) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted in order to protect the interests of holders of Rights generally in the event that after the Separation Time any of the events described in Section 2.4(a) or (b), or any analogous event, shall have occurred with respect to the Common Stock (such exchange ratio, as adjusted from time to time, being hereinafter referred to as the "Exchange Ratio").

Immediately upon the action of the Board of Directors electing to exchange the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right (other than Rights that have become null and void pursuant to Section 3.1(b)), whether or not an Election to Exercise has been previously delivered, will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio. The exchange of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Promptly after the action of the Board of Directors electing to exchange the Rights, the Company shall give written notice thereof (specifying the steps to be taken to receive shares of Common Stock in exchange for Rights) to the Rights Agent and the holders of the Rights (other than Rights that have become null and void pursuant to Section 3.1(b)) outstanding immediately prior thereto by mailing such notice in accordance with Section 5.9. Before effecting an exchange pursuant to this Section 3.1(c), the Board of Directors may direct the Company to enter into a Trust Agreement in such form and with such terms as the

Board of Directors shall then approve (the “Trust Agreement”). If the Board of Directors so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by such agreement (the “Trust”) all or some (as designated by the Board of Directors) of the shares of Common Stock (or other securities) issuable pursuant to the exchange, and all or some (as designated by the Board of Directors) holders of Rights entitled to receive shares pursuant to the exchange shall be entitled to receive such shares (and any dividends paid or distributions made thereon after the date on which such shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement. Prior to effecting an exchange and registering shares of Common Stock (or other such securities) in any Person’s name, including any nominee or transferee of a Person, the Company may require (or cause the trustee of the Trust to require), as a condition thereof, that any holder of Rights provide evidence, including, without limitation, the identity of the Beneficial Owners thereof and their Affiliates and Associates (or former Beneficial Owners thereof and their Affiliates and Associates) as the Company shall reasonably request in order to determine if such Rights are null and void. If any Person shall fail to comply with such request, the Company shall be entitled conclusively to deem the Rights formerly held by such Person to be null and void pursuant to Section 3.1(b) and not transferable or exercisable or exchangeable in connection herewith. Any shares of Common Stock or other securities issued at the direction of the Board of Directors in connection herewith shall be validly issued, fully paid and non-assessable shares of Common Stock or of such other securities (as the case may be), and the Company shall be deemed to have received as consideration for such issuance a benefit having a value that is at least equal to the aggregate par value of the shares so issued. Approval by the Board of Directors of the exchange shall constitute a determination by the Board of Directors that such consideration is adequate.

Each Person in whose name any certificate for shares is issued (or for whom any registration on the stock transfer books of the Company is made) upon the exchange of Rights pursuant to this Section 3.1(c) or Section 3.1(d) shall for all purposes be deemed to have become the holder of record of the shares represented thereby on, and such certificate (or registration on the stock transfer books of the Company) shall be dated (or registered as of), the date upon which the Rights Certificate evidencing such Rights was duly exchanged or deemed exchanged by the Company and payment of any applicable taxes and other governmental charges payable by the holder was made; provided, however, that if the date of such exchange and payment is a date upon which the stock transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate (or registration on the stock transfer books of the Company) shall be dated (or registered as of), the next succeeding Business Day on which the stock transfer books of the Company are open.

(d) Whenever the Company shall become obligated under Section 3.1(a) or (c) to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, as determined by the Board of Directors, may substitute therefor shares of Preferred Stock, at a ratio of one ten-thousandth of a share of Preferred Stock for each share of Common Stock so issuable, subject to adjustment.

(e) In the event that there shall not be sufficient authorized but unissued shares of Common Stock or Preferred Stock of the Company to permit the exercise in full of the Rights in accordance with Section 3.1(a) or if the Company so elects to make the exchange referenced in Section 3.1(c), to permit the issuance of all shares pursuant to the exchange, the Company shall either (i) call a meeting of stockholders seeking approval to cause sufficient additional shares to be authorized (provided that if such approval is not obtained the Company will take the action specified in clause (ii) of this sentence) or (ii) take such action as shall be necessary to ensure and provide, without exposing the directors to personal liability (as determined by the Board of Directors), as and when and to the maximum extent permitted by applicable law and any agreements or instruments in effect prior to the time an Acquiring Person controls the Board of Directors (and remaining in effect) to which the Company is a party, that each Right shall thereafter constitute the right to receive, (x) in the case of any exercise in accordance with Section 3.1(a), at the Company's option, either (A) in return for the Exercise Price, debt or equity securities or other assets (or a combination thereof) having a fair value equal to twice the Exercise Price, or (B) without payment of consideration (except as may be required for the valid issuance of securities or otherwise required by applicable law), debt or equity securities or other assets (or a combination thereof) having a fair value equal to the Exercise Price, or (y) in the case of an exchange of Rights in accordance with Section 3.1(c), debt or equity securities or other assets (or a combination thereof) having a fair value equal to the product of the Market Price of a share of Common Stock on the Flip-in Date times the Exchange Ratio in effect on the Flip-in Date, where in any case set forth in (x) or (y) above the fair value of such debt or equity securities or other assets shall be as determined in good faith by the Board of Directors, after consultation with a nationally recognized investment banking firm.

3.2 Flip-over. (a) Prior to the Expiration Time, the Company shall not enter into any agreement with respect to, consummate or permit to occur any Flip-over Transaction or Event unless and until it shall have entered into a supplemental agreement with the Flip-over Entity, for the benefit of the holders of the Rights (the terms of which shall be reflected in an amendment to this Agreement entered into with the Rights Agent), providing that, upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms hereof, that number of shares of Flip-over Stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in order to protect the interests of the holders of Rights generally in the event that after such date of consummation or occurrence any of the events described in Section 2.4(a) or (b), or any analogous event, shall have occurred with respect to the Flip-over Stock) and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to this Agreement.

(b) Prior to the Expiration Time, unless the Rights will be redeemed pursuant to Section 5.1 pursuant to an agreement entered into by the Company prior to a Flip-in Date, the Company shall not enter into any agreement with respect to, consummate or permit to occur any Flip-over Transaction or Event if (i) at the time thereof there are any rights, warrants or securities outstanding or any other arrangements, agreements or instruments that would eliminate or otherwise diminish in any material respect the benefits intended to be afforded by this Rights Agreement to the holders of Rights upon consummation of such transaction, (ii) prior to, simultaneously with or immediately after such Flip-over Transaction or Event, the stockholders of the Person who constitutes, or would constitute, the Flip-over Entity shall have received a distribution of Rights previously owned by such Person or any of its Affiliates or Associates, or (iii) the form or nature of organization of the Flip-over Entity would preclude or limit the exercisability of the Rights.

(c) The provisions of this Section 3.2 shall apply to successive Flip-over Transactions or Events.

ARTICLE IV

THE RIGHTS AGENT

4.1 General. (a) The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the express terms and conditions hereof (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses, counsel fees and other disbursements incurred in the preparation, negotiation, delivery, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including, without limitation, the reasonable fees and expenses of legal counsel), incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent (each as determined by a final judgment of a court of competent jurisdiction), for action taken, suffered or omitted to be taken by the Rights Agent in connection with the acceptance, administration, exercise and performance of its duties under this Agreement (including in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith arising out of or in connection with or by reason of the Rights Agent's performance of the services and obligations hereunder). The costs and expenses incurred in enforcing this right of indemnification shall be paid by the Company. The provisions of this Section 4.1 and Section 4.3 below shall survive the termination of this Agreement, the exercise or expiration of the Rights and the resignation, replacement or removal of the Rights Agent.

(b) The Rights Agent shall be authorized and protected and shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it in connection with its acceptance and administration of this Agreement or the exercise and performance of its duties hereunder in reliance upon any certificate for securities (or registration on the stock transfer books of the Company) purchasable upon exercise of Rights, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth herein. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith, unless and until it has received such notice. For the avoidance of doubt, the Rights Agent shall incur no liability under or in respect of this Agreement by acting in accordance with any notice, consent, certificate or other instrument or writing (which may be by email or facsimile) believed by it to be genuine.

4.2 Merger or Consolidation or Change of Name of Rights Agent. (a) Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any Person succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent. The Rights Agent undertakes to perform only the duties and obligations expressly imposed by this Agreement (and no implied duties) upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) At the Company's sole expense, the Rights Agent may consult with legal counsel (who may be legal counsel for the Company or an employee of the Rights Agent), and the advice or opinion of such counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it in the absence of bad faith and in accordance with such advice or opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter (including without limitation, the identity of an Acquiring Person and the determination of the current per share market price of any security) be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the President or any Vice President and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for any action taken, suffered or omitted to be taken in the absence of bad faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable to the Company and any other Person hereunder only for its own gross negligence, bad faith or willful misconduct (each as determined by a final judgment of a court of competent jurisdiction). Anything to the contrary notwithstanding, in no event shall the Rights Agent be liable for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage. Any and all liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent pursuant to this Agreement.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates, if any, for securities purchasable upon exercise of Rights or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only.

(e) The Rights Agent will not have any liability for or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate, if any, for securities purchasable upon exercise of Rights or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability or exchangeability of the Rights (including the Rights becoming null and void pursuant to Section 3.1(b)) or any change or adjustment in the terms of the Rights (including any adjustment required under the provisions of Section 2.4, 3.1 or 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.4 describing any such adjustment, upon which the Rights Agent may rely); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities purchasable upon exercise of Rights or any Rights or as to whether any securities purchasable upon exercise of Rights will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept advice or written instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, the President or any Vice President or the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Company, and to apply to such individual for advice or instructions in connection with its duties, and such instructions shall be full authorization and protection to the Rights Agent and the Rights Agent shall not be liable for or in respect of any action taken, suffered or omitted to be taken by it in the absence of bad faith in accordance with instruction of any such individual or for any delay while acting or while waiting for those instructions. The Rights Agent shall be fully authorized and protected in relying upon the most recent instructions received by any such individual. In the event the Rights Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to the Company or any other Person for refraining from taking such action, if the Rights Agent shall have notified the Company promptly of such belief in writing, and unless the Rights Agent shall receive written instructions executed by a person authorized under this Section 4.3(g), which eliminates such ambiguity or uncertainty to the satisfaction of the Rights Agent.

(h) The Rights Agent and any stockholder, Affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in Common Stock, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent or any such stockholder, Affiliate, director, officer or employee from acting in any other capacity for the Company or for any other Person.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself (through directors, officers and employees) or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company or any other Person resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct in the selection and continued employment thereof (each as determined by a final judgment of a court of competent jurisdiction).

(j) No provision of this Agreement shall require the Rights Agent to expend its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of tis rights if it believes that repayment of such funds or adequate indemnification against such risk or liability is not assured to it.

(k) If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has not been completed, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

4.4 Change of Rights Agent. The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Stock known to the Rights Agent by registered or certified mail. The Company may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Stock by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or the effectiveness of such resignation or after it has been notified in writing of such incapacity by the incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Company), then either the Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a Person organized and doing business under the laws of the United States or any state of the United States, in good standing, which is authorized under such laws to exercise the powers of the Rights Agent contemplated by this Agreement and is subject to supervision or examination by federal or state authority and which, when combined with its affiliates, has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50,000,000.

After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE V

MISCELLANEOUS

5.1 Redemption. (a) The Board of Directors may, at its option, at any time prior to the Flip-in Date, elect to redeem all (but not less than all) the then outstanding Rights at the Redemption Price and the Company, at its option, may pay the Redemption Price either in cash or shares of Common Stock or other securities of the Company deemed by the Board of Directors, in the exercise of its sole discretion, to be at least equivalent in value to the Redemption Price.

(b) Immediately upon the action of the Board of Directors electing to redeem the Rights (or, if the resolution of the Board of Directors electing to redeem the Rights states that the redemption will not be effective until the occurrence of a specified future time or event, upon the occurrence of such future time or event), without any further action and without any notice, the right to exercise the Rights will terminate and each Right, whether or not previously exercised, will thereafter represent only the right to receive the Redemption Price in cash or securities, as determined by the Board of Directors. Promptly after the Rights are redeemed, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice in accordance with Section 5.9.

5.2 Expiration. The Rights and this Agreement shall expire at the Expiration Time and no Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except, if the Rights have been exchanged or redeemed, as provided in Section 3.1 or 5.1, respectively.

5.3 Issuance of New Rights Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares of stock purchasable upon exercise of Rights made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of shares of Common Stock by the Company following the Separation Time and prior to the Expiration Time pursuant to the terms of securities convertible or redeemable into shares of Common Stock or to options, warrants or other rights (other than any securities issued or issuable in connection with the exercise or exchange of Rights), in each case issued or granted prior to, and outstanding at, the Separation Time, the Company shall issue to the holders of such shares of Common Stock, Rights Certificates representing the appropriate number of Rights in connection with the issuance or sale of such shares of Common

Stock; provided, however, in each case, (i) no such Rights Certificate shall be issued, if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or to the Person to whom such Rights Certificates would be issued, (ii) no such Rights Certificates shall be issued if, and to the extent that, appropriate adjustment shall have otherwise been made in lieu of the issuance thereof, and (iii) the Company shall have no obligation to distribute Rights Certificates to any Acquiring Person or Affiliate or Associate of an Acquiring Person or any transferee of any of the foregoing.

5.4 Supplements and Amendments. The Company and the Rights Agent may from time to time supplement or amend this Agreement without the approval of any holders of Rights (i) prior to the Flip-in Date, in any respect and (ii) on or after the Flip-in Date, to make any changes that the Company may deem necessary or desirable (x) that shall not materially adversely affect the interests of the holders of Rights generally (other than the Acquiring Person or any Affiliate or Associate thereof), (y) in order to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with any other provisions herein or otherwise defective or (z) in order to satisfy any applicable law, rule or regulation, including any Trading Regulation on any applicable exchange so as to allow trading of the Company's securities thereon. The Rights Agent will duly execute and deliver any supplement or amendment hereto requested by the Company in writing, provided, that the Company has delivered to the Rights Agent a certificate from an appropriate officer of the Company that states that the proposed supplement or amendment complies with the terms of this Agreement, provided, further, that any supplement or amendment (other than to Article IV or that affects the Rights Agent's rights, duties, obligations or immunities under this Agreement) shall become effective immediately upon execution by the Company, whether or not also executed by the Rights Agent. Notwithstanding anything contained in this Agreement to the contrary, the Rights Agent may, but shall not be obligated to, enter into any supplement or amendment that affects the Rights Agent's own rights, duties, obligations or immunities under this Agreement.

5.5 Fractional Shares. If the Company elects not to issue certificates representing (or register on the stock transfer books of the Company) fractional shares upon exercise, redemption or exchange of Rights, the Company shall, in lieu thereof, in the sole discretion of the Board of Directors, either (a) evidence such fractional shares by depositary receipts issued pursuant to an appropriate agreement between the Company and a depositary selected by it, providing that each holder of a depositary receipt shall have all of the rights, privileges and preferences to which such holder would be entitled as a beneficial owner of such fractional share, or (b) pay to the registered holder of such Rights the appropriate fraction of the Market Price per share in cash. Whenever a payment for fractional shares is to be made by the Rights Agent, the Company shall (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payments and the prices and/or formulas utilized in calculating such payments, and (ii) provide sufficient monies to the Rights Agent in the form of fully collected funds to make such payments. The Rights Agent shall be fully protected in relying upon such a certificate and shall have no duty with respect to, and shall not be deemed to have knowledge of any payment for, fractional shares under any Section of this Agreement relating to the payment of fractional shares unless and until the Rights Agent shall have received such a certificate and sufficient monies.

5.6 Rights of Action. Subject to the terms of this Agreement (including Sections 3.1(b), 5.10 and 5.13), rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, the Board of Directors or the Company, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 Holder of Rights Not Deemed a Stockholder. No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of shares or any other securities that may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 5.8), or to receive dividends or subscription rights, or otherwise, until such Rights shall have been exercised or exchanged in accordance with the provisions hereof.

5.8 Notice of Proposed Actions. In case the Company shall propose at or after the Separation Time and prior to the Expiration Time (i) to effect or permit a Flip-over Transaction or Event or (ii) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to the Rights Agent and to each holder of a Right, in accordance with Section 5.9, written notice of such proposed action, which shall specify the date on which such Flip-over Transaction or Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action.

5.9 Notices. Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

Attention: Corporate Secretary

Any notice or demand authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219

Attention: Corporate Trust Department

With a copy to:

American Stock Transfer & Trust Company, LLC
48 Wall Street, 22nd Floor
New York, New York 10005
Attention: Legal Department

Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Stock. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

5.10 Suspension of Exercisability or Exchangeability. To the extent that the Board of Directors determines in good faith that some action will or need be taken pursuant to, or in order to properly give effect to, Section 2.3, 3.1 or 4.4 or to comply with federal or state securities laws or applicable Trading Regulations, the Company may suspend the exercisability or exchangeability of the Rights for a reasonable period sufficient to allow it to take such action or comply with such laws or Trading Regulations. In the event of any such suspension, the Company shall issue as promptly as practicable a public announcement (with prompt written notice to the Rights Agent) stating that the exercisability or exchangeability of the Rights has been temporarily suspended. Notice thereof pursuant to Section 5.9 shall not be required. Upon such suspension, any rights of action vested in a holder of Rights shall be similarly suspended.

Failure to give a notice pursuant to the provisions of this Agreement shall not affect the validity of any action taken hereunder.

5.11 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.12 Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13 Determination and Actions by the Board of Directors, etc. The Board of Directors (or any duly authorized committee thereof) shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations and calculations deemed necessary or advisable for the administration or implementation of this Agreement, without limitation, including the right to determine the Rights to be null and void pursuant to Section 3.1, after taking into account the purpose of this Agreement and the Company's interest in maintaining an orderly trading market in the outstanding shares of Common Stock. All such actions, interpretations, calculations and determinations done or made by the Board of Directors (including by a committee of the Board of Directors to the extent permitted by applicable law), shall be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other Persons. The Rights Agent shall always be entitled to assume that the Board of Directors of the Company acted in good faith and the Rights Agent shall be fully protected and shall incur no liability in reliance thereon.

5.14 Descriptive Headings; Section References. Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.

5.15 **GOVERNING LAW; EXCLUSIVE JURISDICTION.** (a) THIS AGREEMENT, EACH RIGHT AND EACH RIGHTS CERTIFICATE ISSUED HEREUNDER SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE STATE OF DELAWARE AND FOR ALL PURPOSES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF SUCH STATE APPLICABLE TO CONTRACTS ENTERED INTO, MADE WITHIN, AND TO BE PERFORMED ENTIRELY WITHIN THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAWS PROVISIONS OR RULES THAT WOULD CAUSE THE APPLICATION OF LAWS

OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE; PROVIDED, HOWEVER, THAT ALL PROVISIONS REGARDING THE RIGHTS, DUTIES, LIABILITIES AND OBLIGATIONS OF THE RIGHTS AGENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS ENTERED INTO, MADE WITHIN, AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

(b) (i) THE COMPANY AND EACH HOLDER OF RIGHTS HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE, OR, IF SUCH COURT SHALL LACK SUBJECT MATTER JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE OVER ANY SUIT, ACTION, OR PROCEEDING ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. The Company and each holder of Rights acknowledge that the forum designated by this paragraph (b) has a reasonable relation to this Agreement, and to such Persons' relationship with one another.

(ii) The Company and each holder of Rights hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding brought in any court referred to in paragraph (b)(i). The Company and each holder of Rights undertake not to commence any action subject to this Agreement in any forum other than the forum described in this paragraph (b). The Company and each holder of Rights agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action, or proceeding brought in any such court shall be conclusive and binding upon such Persons.

5.16 Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile, PDF or other electronic means) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.17 Severability. If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable; provided, that if any such excluded term or provision shall adversely affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

5.18 Customer Identification Program. The Company acknowledges that the Rights Agent is subject to the customer identification program ("Customer Identification Program") requirements under the USA PATRIOT Act and its implementing regulations, and that the Rights Agent must obtain, verify and record information that allows the Rights Agent to identify the Company. Accordingly, prior to accepting an appointment hereunder, the Rights Agent may request information from the Company that will help the Rights Agent to identify the Company, including without limitation the Company's physical address, tax identification number, organizational documents, certificate of good standing, license to do business, or any other information that the Rights Agent deems necessary. The Company agrees that the Rights Agent cannot accept an appointment hereunder unless and until the Rights Agent verifies the Company's identity in accordance with the Customer Identification Program requirements.

5.19 Withholding. In the event that the Company, the Rights Agent or their agents determine that they are obligated to withhold or deduct any tax or other charge under any applicable law on actual or deemed payments or distributions hereunder to a holder of the Rights, Common Stock or other cash, securities or other property, the Company, the Rights Agent or their agents shall be entitled, but not obligated, to (i) deduct and withhold such amount by withholding a portion or all of the cash, securities or other property otherwise deliverable or by otherwise using any property (including, without limitation, Rights, Preferred Stock, Common Stock or cash) that is owned by such holder, or (ii) in lieu of such withholding, require any holder to make a payment to the Company, the Rights Agent or their agents, in each case in such amounts as they deem necessary to meet their withholding obligations, and in the case of (i) above, shall also be entitled, but not obligated, to sell all or a portion of such withheld securities or other property by public or private sale in such amounts and in such manner as they deem necessary and practicable to pay such taxes and charges.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMMUNITY HEALTH SYSTEMS, INC.

By: /s/ W. Larry Cash
Name: W. Larry Cash
Title: President — Financial Services and Chief Financial Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By: /s/ Michael A. Nespoli
Name: Michael A. Nespoli
Title: Executive Director

[*Signature Page to Rights Agreement*]

EXHIBIT A

[Form of Rights Certificate]

Certificate No. W- __________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR MANDATORY EXCHANGE, AT THE OPTION OF THE COMPANY, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS OR AFFILIATES OR ASSOCIATES THEREOF (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BE VOID.

Rights Certificate

COMMUNITY HEALTH SYSTEMS, INC.

This certifies that , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Stockholder Protection Rights Agreement, dated as of [October 3, 2016] (as amended from time to time, the “Rights Agreement”), between Community Health Systems, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent (the “Rights Agent”, which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the close of business on April 1, 2017, one ten-thousandth of a fully paid share of Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company (subject to adjustment as provided in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise duly executed at the office of the Rights Agent designated for such purpose. The Exercise Price shall initially be $50.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the Rights evidenced hereby may entitle the registered holder thereof to purchase securities of an entity other than the Company or securities of the Company other than Preferred Stock or assets of the Company, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal office of the Company and are available without cost upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, each Right evidenced by this Certificate may be (a) redeemed by the Company under certain circumstances, at its option, at a redemption price of $0.001 per Right or (b) exchanged by the Company under certain circumstances, at its option, for one share of Common Stock or one ten-thousandth of a share of Preferred Stock per Right (or, in certain cases, other securities or assets of the Company), subject in each case to adjustment in certain events as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of any securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised or exchanged as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Date: ______________

ATTEST: COMMUNITY HEALTH SYSTEMS, INC.

_______________________________ By _______________________________

Secretary

Countersigned:

AMERICAN STOCK TRANSFER &
TRUST COMPANY, LLC

By _______________________________

Authorized Signature

-4-

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer this Rights Certificate.)

FOR VALUE RECEIVED ________________________ hereby

sells, assigns and transfers unto ____
(Please print name

____
and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________ Attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Dated: ______________, ______

Signature Guaranteed:

____
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signatures must be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee Medallion program), pursuant to Exchange Act Rule 17Ad-15. A notary is not sufficient.

____
(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and shares of Common Stock, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

____
Signature

____

NOTICE

In the event the certification set forth above is not properly completed in connection with a purported assignment, the Company will deem the Beneficial Owner of the Rights evidenced by the enclosed Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) or a transferee of any of the foregoing and accordingly will deem the Rights evidenced by such Rights Certificate to be void and not transferable or exercisable.

[To be attached to each Rights Certificate]

FORM OF ELECTION TO EXERCISE

(To be executed if holder desires to
exercise the Rights Certificate.)

TO: COMMUNITY HEALTH SYSTEMS, INC.

The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the shares of Participating Preferred Stock issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

____

Address: _________________

____

Social Security or Other Taxpayer
Identification Number: __________

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____

Address: _________________

____

Social Security or Other Taxpayer
Identification Number: __________

Dated: __________, ______

Signature Guaranteed: __________________________

Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signatures must be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee Medallion program), pursuant to Exchange Act Rule 17Ad-15. A notary is not sufficient.

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and shares of Common Stock, that the Rights evidenced by the attached Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not properly completed in connection with a purported exercise, the Company will deem the Beneficial Owner of the Rights evidenced by the attached Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) or a transferee of any of the foregoing and accordingly will deem the Rights evidenced by such Rights Certificate to be void and not transferable or exercisable.

EXHIBIT B

FORM OF CERTIFICATE OF DESIGNATION AND TERMS
OF PARTICIPATING PREFERRED STOCK
OF COMMUNITY HEALTH SYSTEMS, INC.

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

Community Health Systems, Inc., a Delaware corporation (the "Corporation"), hereby certifies as follows:

Pursuant to authority granted by Article FOURTH of the Restated Certificate of Incorporation of the Corporation, as amended, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation has adopted the following resolutions fixing the designation and certain terms, powers, preferences and other rights of a new series of the Corporation's Preferred Stock, par value $0.01 per share, and certain qualifications, limitations and restrictions thereon:

RESOLVED, that there is hereby established a series of Preferred Stock, par value $0.01 per share, of the Corporation, and the designation and certain terms, powers, preferences and other rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:

The distinctive serial designation of this series shall be "Participating Preferred Stock" (hereinafter called "this Series"). Each share of this Series shall be identical in all respects with the other shares of this Series except as to the dates from and after which dividends thereon shall be cumulative.

The number of shares in this Series shall initially be   ,[1] which number may from time to time be increased or decreased (but not below the number then outstanding) by the Board of Directors. Shares of this Series purchased by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. Shares of this Series may be issued in fractional shares which are whole number multiples of one ten-thousandth of a share, which fractional shares shall entitle the holder, in proportion to such holder's fractional share, to all rights of a holder of a whole share of this Series.

1 Insert number equal to the number of shares of Common Stock outstanding on date prior to filing certificate of designation divided by 10,000.

The holders of full or fractional shares of this Series shall be entitled to receive, when and as declared by the Board of Directors, but only out of funds legally available therefor, dividends, (A) on each date that dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) are payable on or in respect of Common Stock comprising part of the Reference Package (as defined below), in an amount per whole share of this Series equal to the aggregate amount of dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) that would be payable on such date to a holder of the Reference Package and (B) on the last day of March, June, September and December in each year, in an amount per whole share of this Series equal to the excess (if any) of $ [2] over the aggregate dividends paid per whole share of this Series during the three month period ending on such last day. Each such dividend shall be paid to the holders of record of shares of this Series on the date, not exceeding sixty days preceding such dividend or distribution payment date, fixed for the purpose by the Board of Directors in advance of payment of each particular dividend or distribution. Dividends on each full and each fractional share of this Series shall be cumulative from the date such full or fractional share is originally issued; provided that any such full or fractional share originally issued after a dividend record date and on or prior to the dividend payment date to which such record date relates shall not be entitled to receive the dividend payable on such dividend payment date or any amount in respect of the period from such original issuance to such dividend payment date.

The term "Reference Package" shall initially mean 10,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), of the Corporation. In the event the Corporation shall at any time after the close of business on , [3] (A) declare or pay a dividend on any Common Stock payable in Common Stock, (B) subdivide any Common Stock or (C) combine any Common Stock into a smaller number of shares, then and in each such case the Reference Package after such event shall be the Common Stock that a holder of the Reference Package immediately prior to such event would hold thereafter as a result thereof.

2 Insert an amount equal to 1/4 of 1% of the Exercise Price divided by the number of shares of Preferred Stock purchasable upon exercise of one Right (i.e., a guaranteed 1% dividend).

3 For a certificate of designation relating to shares to be issued pursuant to Section 2.3 of the Rights Agreement, insert the Separation Time. For a certificate of designation relating to shares to be issued pursuant to Section 3.1(d) of the Rights Agreement, insert the Flip-in Date.

Holders of shares of this Series shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided on this Series.

So long as any shares of this Series are outstanding, no dividend (other than a dividend in Common Stock or in any other stock ranking junior to this Series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other stock ranking junior to this Series as to dividends or upon liquidation, unless the full cumulative dividends (including the dividend to be paid upon payment of such dividend or other distribution) on all outstanding shares of this Series shall have been, or shall contemporaneously be, paid. When dividends are not paid in full upon this Series and any other stock ranking on a parity as to dividends with this Series, all dividends declared upon shares of this Series and any other stock ranking on a parity as to dividends shall be declared pro rata so that in all cases the amount of dividends declared per share on this Series and such other stock shall bear to each other the same ratio that accumulated dividends per share on the shares of the Series and such other stock bear to each other. Neither the Common Stock nor any other stock of the Corporation ranking junior to or on a parity with this Series as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation (except by conversion into or exchange for stock of the Corporation ranking junior to this Series as to dividends and upon liquidation), unless the full cumulative dividends (including the dividend to be paid upon payment of such dividend, distribution, redemption, purchase or other acquisition) on all outstanding shares of this Series shall have been, or shall contemporaneously be, paid.

In the event of any merger, consolidation, reclassification or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of this Series shall at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that a holder of the Reference Package would be entitled to receive as a result of such transaction.

In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of full and fractional shares of this Series shall be entitled, before any distribution or payment is made on any date to the holders of the Common

Stock or any other stock of the Corporation ranking junior to this Series upon liquidation, to be paid in full an amount per whole share of this Series equal to the greater of (A) $0.01 or (B) the aggregate amount distributed or to be distributed in connection with such liquidation, dissolution or winding up to a holder of the Reference Package (such greater amount being hereinafter referred to as the "Liquidation Preference"), together with accrued dividends to such distribution or payment date, whether or not earned or declared. If such payment shall have been made in full to all holders of shares of this Series, the holders of shares of this Series as such shall have no right or claim to any of the remaining assets of the Corporation.

In the event the assets of the Corporation available for distribution to the holders of shares of this Series upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to the first paragraph of this Section (v), no such distribution shall be made on account of any shares of any other class or series of Preferred Stock ranking on a parity with the shares of this Series upon such liquidation, dissolution or winding up unless proportionate distributive amounts shall be paid on account of the shares of this Series, ratably in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such liquidation, dissolution or winding up.

Upon the liquidation, dissolution or winding up of the Corporation, the holders of shares of this Series then outstanding shall be entitled to be paid out of assets of the Corporation available for distribution to its stockholders all amounts to which such holders are entitled pursuant to the first paragraph of this Section (v) before any payment shall be made to the holders of Common Stock or any other stock of the Corporation ranking junior upon liquidation to this Series.

For the purposes of this Section (v), the consolidation or merger of, or binding statutory share exchange by, the Corporation with any other corporation shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

The shares of this Series shall not be redeemable.

In addition to any other vote or consent of stockholders required by law or by the Restated Certificate of Incorporation, as amended, of the Corporation, and except as otherwise required by law, each share (or fraction thereof) of this Series shall, on any matter, vote as a class with any other capital stock comprising part of the Reference Package and shall have the number of votes thereon that a holder of the Reference Package would have.

If and whenever dividends payable on this Series and any other class or series of stock of the Corporation ranking on a parity with this Series as to payment of dividends (any such class or series being herein referred to as "dividend parity stock") shall be in arrears in an aggregate amount equal to at least six quarterly dividends (whether or not consecutive), the number of directors then constituting the Board of Directors shall be increased by two and the holders of shares of this Series, together with the holders of all other affected classes and series of dividend parity stock similarly entitled to vote for the election of two additional directors, voting separately as a single class, shall be entitled to elect the two additional directors at any annual meeting of stockholders or any special meeting of the holders of shares of this Series and such dividend parity stock called as hereinafter provided. Whenever all arrears in dividends on the shares of this Series and dividend parity stock then outstanding shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set aside for payment, then the right of the holders of shares of this Series and such dividend parity stock to elect such additional two directors shall cease (but subject always to the same provisions for the vesting of such voting rights in the case of any similar future arrearages in dividends), and the terms of office of all persons elected as directors by the holders of shares of this Series and such dividend parity stock shall forthwith terminate and the number of directors constituting the Board of Directors shall be reduced accordingly. At any time after such voting power shall have been so vested in the holders of shares of this Series and such dividend parity stock, the Secretary of the Corporation may, and upon the written request of any holder of shares of this Series (addressed to the Secretary at the principal office of the Corporation) shall, call a special meeting of the holders of shares of this Series and such dividend parity stock for the election of the two directors to be elected by them as herein provided, such call to be made by notice similar to that provided in the by-laws for a special meeting of the stockholders or as required by law. If any such special meeting so required to be called shall not be called by the Secretary within 20 days after receipt of any such request, then any holder of shares of this Series may (at the Corporation's expense) call such meeting, upon notice as herein provided, and for that purpose shall have access to the stock books of the Corporation. The directors elected at any such special meeting shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided. In case any vacancy shall occur among the directors elected by the holders of shares of this Series and such dividend parity stock, a successor shall be elected by the Board of Directors to serve until the next annual meeting of the stockholders upon the nomination of the then remaining director elected by the holders of shares of this Series and such dividend parity stock or the successor of such remaining director. If the holders of shares of this Series become entitled under the foregoing provisions to elect or participate in the election of two directors as a result of dividend arrearages, such entitlement shall not affect the right of such holders to vote as stated in paragraph (vii), including the right to vote in the election of the remaining directors.

This Series shall rank as to the payment of dividends and distributions and amounts upon liquidation, dissolution and winding-up junior to all other series or shares of Preferred Stock unless otherwise expressly provided in the terms of such series or shares of Preferred Stock.

In the event that the Corporation or its agents determine that they are obligated to withhold or deduct any tax or other governmental charge under any applicable law on actual or deemed payments or distributions to a holder of the shares of this Series, the Corporation or its agents shall be entitled to (i) deduct and withhold such amount by withholding a portion or all of the cash, securities or other property otherwise deliverable or by otherwise using any property that is owned by such holder, or (ii) in lieu of such withholding, require any holder to make a payment to the Corporation or its agent, in each case in such amounts as they deem necessary to meet their withholding obligations, and in the case of (i) above, shall also be entitled, but not obligated, to sell all or a portion of such withheld securities or other property by public or private sale in such amounts and in such manner as they deem necessary and practicable to pay such taxes and charges.

IN WITNESS WHEREOF, has caused this certificate to be signed by , its , on the day of , 20 .

Community Health Systems, Inc.

By: ______________________________

Exhibit E

Governance Guidelines

21154458.4

COMMUNITY HEALTH SYSTEMS, INC.
GOVERNANCE GUIDELINES

Index

COMMUNITY HEALTH SYSTEMS, INC.
GOVERNANCE GUIDELINES

The Governance and Nominating Committee of Community Health Systems, Inc. ("CHS," the "Company" or "we") has developed, and our Board of Directors has approved, the following guidelines. Our Governance and Nominating Committee reviews and modifies these guidelines at least annually.

1. Role of the Board of Directors and Management. Our officers and employees, under the direction of our chief executive officer ("CEO") and the oversight of our Board of Directors, work to enhance the long-term value of the Company for our stockholders. In addition to its general oversight of management, the Board also performs a number of specific functions including: (1) selecting, evaluating and compensating the CEO and overseeing CEO succession planning, (2) providing counsel and oversight on the selection, evaluation, development and compensation of senior management, (3) reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions, (4) as further described in Section 2 below, assessing major risks facing the Company and reviewing options for their mitigation and (5) ensuring processes are in place for maintaining the integrity of the Company.

2. Risk Management. Risk management is primarily the responsibility of the Company's management team, which is administered through a broad-based committee that includes executives from our operations, internal audit, compliance, quality, revenue management, accounting, risk management, finance, human resources, information technology and legal departments. The Board of Directors is responsible for the overall supervision of the Company's risk management activities. The Board's oversight of the material risks faced by the Company occurs at both the full board level and at the committee level.

The Audit and Compliance Committee has oversight responsibility for financial reporting with respect to the Company's major financial exposures and the steps management has taken to monitor and control such exposures as well as for the effectiveness of management's enterprise risk management process that monitors key business risks facing the Company. The Audit and Compliance Committee also oversees the delegation of responsibility for the oversight of specific risk areas among the other Board committees, consistent with the committees' charters and responsibilities.

Management provides regular updates throughout the year to the respective committees regarding the management of the risks each committee oversees, and each of these committees discusses these risks with the full Board at either regular meetings of the Board or at committee meetings in which all Board members participate. At least annually, the Audit and Compliance Committee reviews the allocation of responsibility for the oversight of risk areas among the Board's committees and implements any changes it deems appropriate.

In addition to the reports from the committees, the Board receives presentations throughout the year from various department and business unit leaders that include discussions of risks as necessary. At each Board meeting, the Chair and CEO addresses, in a director-only session, matters of particular importance or concern, including any areas of risk that require Board attention. Additionally, through dedicated sessions focusing entirely on corporate strategy, the full Board reviews in detail the Company's short- and long-term strategies, including consideration of risks facing the Company and their potential impact.

We believe that our approach to risk oversight, as described above, optimizes our ability to assess inter-relationships among the various risks, make informed cost-benefit decisions, and approach emerging risks in a proactive manner for the Company. We also believe that our risk structure complements our current board leadership structure, as it allows our independent directors, through the three fully independent board committees and otherwise, to exercise effective oversight of the actions of management, led by our Chair and CEO, in identifying risks and implementing effective risk management policies and controls.

3. Meetings of Board; Presiding Director. Our Board of Directors has five scheduled meetings each year at which it reviews and discusses reports by management on the performance of the Company, the Company's plans and prospects, as well as immediate issues facing the Company. Directors are expected to attend scheduled Board and committee meetings. The Board believes that the substantive duties of the Chair of the Board, including, for example, calling and organizing meetings and preparing agendas, are best performed by someone who has day-to-day familiarity with the business issues confronting the Company and the understanding of the specific areas in which management seeks advice and counsel from the Board. For that reason, the Board believes that the most effective and appropriate leadership model for the Company is that of a combined Chair of the Board and CEO. In addition to meetings of the full Board, our independent directors meet in regularly scheduled executive sessions without management present. The chair of the appropriate Board committee acts as Presiding Director at executive sessions at which the principal item to be considered is within the scope of authority of his or her committee. If there is no single principal item to be considered, the chair of the Governance and Nominating Committee shall serve as Presiding Director at such executive session. The chair of the Governance and Nominating Committee also has the authority to call meetings of the independent directors. In addition, the chair of any Board committee has the authority to call meetings of the independent directors at which the principal item to be considered is within the scope of authority of his or her committee. The Board believes, by providing opportunities for leadership to more than one independent director, it is more fully engaging the Board members. The Board believes this approach is preferable to the selection of a single presiding director or "lead director."

4. Setting Board Agenda. The Board shall be responsible for its agenda. At the December Board meeting, the CEO will propose for the Board's and committees' approval key issues of strategy, risk and integrity to be scheduled and discussed during the course of the next calendar year. Before that meeting, the Board and committees will be invited to offer suggestions. As a result of this process, a schedule of major discussion items for the balance of the year will be established. The CEO or committee chair, as appropriate, shall determine the nature and extent of information that shall be provided regularly to the directors before each scheduled Board or committee meeting. The Board believes it is each director's responsibility to ensure that meeting agendas are appropriate and that sufficient time and information are available to address the issues requiring attention. Directors are urged to make suggestions for agenda items, or additional pre-meeting materials, to the CEO or appropriate committee chair at any time.

5. **Size of the Board**. The Board determines the number of directors, but our Certificate of Incorporation requires that there be at least three (3) directors. There are currently nine (9) directors. The Board periodically evaluates whether the size of the Board should be increased or decreased.

6. **Newly-Created Directorships and Vacancies**. Newly-created directorships resulting from any increase in the number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or any other cause shall, unless otherwise provided by law or by resolution of the Board, be filled by a majority vote of the directors then in office. Any director appointed to the Board to fill a newly-created directorship or other vacancy shall be subject to election at our next Annual Meeting of Stockholders. The foregoing procedures are subject to the rights of the holders of any series of Preferred Stock then outstanding.

7. **Qualifications.** The Governance and Nominating Committee establishes selection criteria for directors. At a minimum each director must possess (1) a reputation for the highest ethical and moral standards, (2) good judgment, (3) a positive record of achievement, (4) if on other boards, an excellent reputation for preparation, attendance, participation, interest and initiative, (5) business knowledge and experience relevant to the Company and (6) a willingness to devote sufficient time to carrying out his or her duties and responsibilities effectively.

The Governance and Nominating Committee considers a variety of factors in selecting and nominating individuals to serve on the Board, including, without limitation:

(a) The Board's and the Company's needs for input and oversight about the strategy, business, regulatory environment, and operations of the Company;
(b) The management directors' views as to areas in which additional advice and counsel could be provided by the Board;
(c) The mix of perspectives, experience, and competencies currently represented on the Board (while this is primarily directed to the professional acumen of an individual, it may also include gender, ethnic, and cultural diversity);
(d) The results of the Board's annual self-assessment process; and
(e) As to incumbent directors, meeting attendance, participation and contribution, and the director's current independence status.

The Governance and Nominating Committee shall seek candidates with broad background and experience that will enable them to serve on and contribute to any of the Board's three standing committees. Every director nominee should demonstrate a strong record of integrity and ethical conduct, an absence of conflicts that might interfere with the exercise of his or her independent judgment, and a willingness and ability to represent all stockholders of the Company.

8. **Independence of Directors**. A majority of the directors must be "independent" under the New York Stock Exchange ("NYSE") Listed Company Corporate Governance

Standards and the NASDAQ Global Market Listing Rules.[1] The Board believes it is in the best interest of the Company and will endeavor to maintain a super-majority of "independent" directors. The Board believes, however, that directors who do not meet the NYSE and NASDAQ independence standards also make valuable contributions to the Board and to the Company by reason of their experience and wisdom.

To be considered independent under the NYSE and NASDAQ rules, the Board must determine that a director does not have any material relationship with the Company (either directly or as an officer, employee, shareholder or partner of an organization that has a relationship with the Company). The Board has established the following standards to assist it in determining director independence in accordance with that rule:

Independence Standards for Directors (Including Service on Governance and Nominating Committee)

Independent Directors shall:

a. Not have been an employee of the Company, nor have an immediate family member who is or has been an executive officer, within the last three years. "Executive Officer" has the same meaning specified for the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934.
b. Not have been the recipient of, or have an immediate family member who has been the recipient of, more than $120,000 in direct compensation from the Company, excluding director and committee fees and pension or other deferred compensation for prior services, during any twelve-month period within the last three years.
c. Not have been the recipient of, or have an immediate family member who was the recipient of, more than $120,000 in direct or indirect compensation in any form from the Company, excluding director and committee fees, compensation paid to an Immediate Family Member who is a non-executive employee of the Company, benefits under a tax-qualified retirement plan and non-discretionary compensation, during any twelve-month period within the last three years.
d. Not (i) be a partner of or have an immediate family member who is a current partner of a firm that is the Company's current internal or external auditor; (ii) be an employee of a firm that is the Company's current internal or external auditor; (iii) have an immediate family member who is a current employee of a firm that is the Company's internal or external auditor and who personally works on the Company's audit; or (iv) have been or have an immediate family member who was, within the last three years, a partner or employee of the firm that is the Company's internal or external auditor and personally worked on the Company's audit within that time.
e. Not have been part of an interlocking directorate within the last three years; for the purpose of evaluating an interlocking directorate, the employment of the director's immediate family members shall also be evaluated.
f. Not be an employee, or have an immediate family member who is an executive officer, of another company that has made payments to, or received payments

[1] In the event that the Company ceases to have securities listed on the New York Stock Exchange or NASDAQ Global Market, the listing requirements specific to the applicable exchange may be disregarded.

from, the Company for property or services in an amount which exceeds the greater of (i) $1 million or (ii) 2% of the other company's consolidated gross revenues, in any of the last three fiscal years.

g. Not be or have an immediate family member who is a partner (other than a limited partner), a controlling shareholder or an executive officer of any entity or organization (including law firms and charitable entities) that has made payments to, or received payments from, the Company for property or services (other than payments which arose solely from investments in the securities of the Company and payments under non-discretionary charitable contribution matching programs) in an amount which exceeds the greater of (i) $200,000 or (ii) 5% of the recipient's consolidated gross revenues for that year, in the current year or any of the last three fiscal years.

The Board will also evaluate, on a case-by-case basis, any other relationship, direct or indirect, between a director and the Company and its officers, which might have the appearance of potentially impairing the director's independence of judgment. Special attention will be paid to service on a non-profit or charitable Board by the director or a close personal relationship between the director and any executive officer.

Additional Standards for Independence for Audit and Compliance Committee Members

Audit and Compliance Committee members shall:

- Not receive any compensation from the Company other than fees for service as a director or committee member.

- Not have been involved in preparing the Company's financial statements in the last three years.

- Not be an "affiliate" of the Company, as defined by SEC regulations, which include within the "affiliate" definition a 10% or greater shareholder.

Additional Standards for Independence for Compensation Committee Members (to allow the committee to approve Section 16(b) transactions for securities law purposes and approve "performance goals" for purposes of 162(m) of the Internal Revenue Code) Compensation Committee members shall:

- Never have been an officer of the Company.

- Not receive any compensation from the Company other than fees for service as a director or committee member.

- Not be engaged in any business relationship or have an interest in any transaction that is required to be disclosed under Item 404(a) or (b) of Regulation S-K.

- Not have any relationship with the Company that is material to his or her ability to be independent from the Company's management in connection with his or her duties as a member of the Compensation Committee.

9. Selection Process. Our stockholders elect our entire Board of Directors each year at the Annual Meeting of Stockholders. All director nominees are nominated for election to one-year terms. All candidates for director are evaluated and recommended for nomination by the Governance and Nominating Committee, unless nominated by a stockholder in accordance with the procedures and requirements set forth in the advance notice or proxy acess provisions, as applicable, of our Bylaws, or as set forth in a written contract between the Company and a third party. The Governance and Nominating Committee will conduct the same analysis of any director nominations properly submitted by a stockholder in accordance with our Bylaws that it conducts with respect to its director nominees and, as a result of that process, will formulate its recommendation to support or oppose that person's election as a member of the Board of Directors.

Stockholders may propose candidates for the Board by complying with the procedures and requirements set forth in the advance notice or proxy access provisions, as applicable, of our Bylaws. All stockholder recommendations as to possible Board members must comply with all applicable timing, information and other requirements set forth in our Bylaws. Such proposals should be sent to: Secretary, Community Health Systems, Inc., 4000 Meridian Blvd., Franklin, TN 37067.

10. Limitation Regarding Service on Other Boards. No non-management director may serve on more than four (4) public companies' boards of directors, in addition to the Company's. No member of the Audit and Compliance Committee may serve on more than two other companies' audit committees. A director should notify the chair of the Governance and Nominating Committee and the secretary of the Company in a timely fashion of his or her appointment to or resignation from the board of directors of another public company. Likewise, a member of the Audit and Compliance Committee should notify the chair of the Governance and Nominating Committee and the secretary of the Company of his or her appointment to or resignation from another company's audit committee. The Company's CEO shall serve on no more than two (2) other public companies' boards of directors and shall obtain the approval of the Governance and Nominating Committee prior to accepting such nomination or appointment. No other executive officer of the Company shall accept nomination or appointment to any public company board of directors without prior approval of the CEO and advice of counsel, and the Governance and Nominating Committee shall be advised of all such appointments.

11. No Term Limits. The Board does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe in a mandatory retirement age. The advantage of potentially providing new ideas and viewpoints of new directors is offset by the significant disadvantage of losing the experience and insight into the Company and its operations gained over time. The Board self-evaluation process described below will be an important determinant for Board tenure.

12. Submission of Resignation From Board Upon Change of Circumstance, Including Failure to Receive a Majority of Votes Cast in an Uncontested Director Election. Company officers who also serve as directors must tender their resignations from the Board at the same time they resign or retire from the Company. Any other director who has a significant change in circumstances, such as a change in his or her primary occupation, should also give notice and tender his or her resignation from the Board in conjunction with such change in circumstances. The Governance and

Nominating Committee, in its discretion, will determine whether to accept such resignation after considering the appropriateness of continued service on the Board.

Any nominee for election to the Board of Directors who is then serving as a director and, in an election at which the standard for election of directors is a majority vote in accordance with the Company's By-laws, receives a greater number of "against" votes than "for" votes shall promptly tender his or her resignation following certification of the vote. A form of such resignation may be obtained from the secretary of the Company. The Governance and Nominating Committee of the Board shall then consider the resignation offer and recommend to the Board whether to accept or reject the resignation, or whether other action should be taken; provided that any director whose resignation is under consideration shall not participate in the committee's recommendation regarding whether to accept the resignation. The Board shall take action on the committee's recommendation within 90 days following certification of the vote, and promptly thereafter publicly disclose its decision and the reasons therefor.

13. Board Committees. The Board has established the following committees to assist it in discharging its responsibilities: (1) Audit and Compliance Committee; (2) Compensation Committee; and (3) Governance and Nominating Committee. Current charters of these committees are published on the CHS website, and will be mailed to stockholders on written request. The committee chairs present the minutes of their meetings to the full Board following each meeting of the respective committees.

14. Independence of Committee Members. In addition to the requirement that a majority of the Board satisfy the independence standards discussed in Section 8 above, all members of the Audit and Compliance, Governance and Nominating and Compensation Committees must be independent. Members of the Audit and Compliance Committee and the Compensation Committee must also satisfy additional independence requirements as set forth above.

15. Director Orientation. The general counsel and the chief financial officer shall be responsible for providing an orientation for new directors, and for periodically providing materials or briefing sessions for all directors on subjects that would assist them in discharging their duties. Each new director shall, within six months of election to the Board, spend a day at corporate headquarters for personal briefing by senior management on the company's strategic plans, its financial statements, and its key policies and practices.

16. Self-Evaluation and Director Education. The Board and each of the committees will perform an annual self-evaluation. In the fourth quarter of each year, the directors will be requested to provide their assessments of the effectiveness of the Board and the committees on which they serve. The individual assessments will be organized and summarized by the general counsel for discussion with the Board and the committees. The full Board's self-assessment of its effectiveness shall include questions regarding the preparedness and contributions of directors. The Governance and Nominating Committee shall consider the input received in this self-assessment and take appropriate action including, for example, offering feedback to a particular director or suggesting or arranging for additional training. Directors are offered the opportunity to complete self-assessments as a way to communicate expectations and the factors by which effective directorship can be measured. In conjunction with this director self-assessment, each director is able to self-identify his or her individual needs or desires for additional training or orientation related to discharging his or her duties as a director. Directors are encouraged to attend, at the Company's expense, third-party director education conferences.

17. Ethics and Conflicts of Interest. The Board expects its directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to the policies comprising CHS' Code of Conduct. The Board will not permit any waiver of any ethics policy for any director or executive officer. If an actual or potential conflict of interest arises for a director, the director shall promptly inform the CEO. If a significant conflict exists and cannot be resolved, the director should resign. All directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests. The Audit and Compliance Committee shall resolve any conflict of interest question involving the CEO and the CEO shall resolve any conflict of interest issue involving any other officer of the Company.

18. Reporting of Concerns to Non-Employee Directors or the Audit and Compliance Committee. Anyone who has a concern about the Company's conduct, or about the Company's accounting, internal accounting controls or auditing matters, may communicate that concern directly to any non-employee directors, or to the Audit and Compliance Committee. Such communications may be confidential or anonymous, and may be e-mailed, submitted in writing, or reported by phone. The Company will adopt appropriate procedures to ensure that any contact received at the Company will be forwarded to the director(s) without delay or censor. Concerns may also be directed through the Company's confidential disclosure program by using special addresses and a toll-free phone number that are published on the Company's website. All such concerns will be reviewed and addressed by the Company's Corporate Compliance Officer in the same way that other concerns are addressed by the Company and may be forwarded directly to the non-employee directors or the Audit and Compliance Committee, if so directed in the correspondence or other contact. The status of all outstanding concerns addressed to the non-employee directors or the Audit and Compliance Committee will be reported to the directors on a quarterly basis. The non-employee directors or the Audit and Compliance Committee may direct special treatment, including the retention of outside advisors or counsel, for any concern addressed to them. The Company's Code of Conduct prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

19. Access to Senior Management. Non-employee directors are encouraged to contact senior managers of the Company without senior corporate management present.

20. Access to Independent Advisors. The Board and its committees shall have the right at any time to retain independent outside financial, legal or other advisors.

21. Compensation of Board. The Governance and Nominating Committee is responsible for recommending to the Board compensation and benefits for non-employee directors. In discharging this duty, the Governance and Nominating Committee shall be guided by three goals: compensation should fairly pay directors for work required in a company of the Company's size and scope; compensation should align directors' interests with the long-term interests of stockholders; and the structure of the compensation should be simple, transparent and straightforward for stockholders to understand.

22. Succession Plan. The Board shall be responsible for establishing a succession plan for the CEO and senior executives.

23. Annual Compensation Review of Senior Management. The Compensation Committee shall annually approve the goals and objectives for compensating the CEO. That committee shall evaluate the CEO's performance in light of these goals before setting the CEO's salary, bonus and other incentive and equity compensation. The Compensation Committee shall also annually approve the compensation structure for the Company's officers, and shall evaluate the performance of the Company's senior executive officers before approving their salary, bonus and other incentive and equity compensation.

24. Stock Ownership Guidelines and Holding Periods (Directors and Executive Officers). The Community Health Systems Stock Ownership Guidelines align the interests of its directors and executive officers with the interests of stockholders and promote the Company's commitment to sound corporate governance. The guidelines apply to the following Company leaders, in the indicated multiples of either an executive officer's base salary or a non-executive director's retainer fee at the time the participant becomes subject to the guideline:

Position with the Company	Value of Shares Owned
Chair of the Board/ Chief Executive Officer	5.0x
Non-Executive Members of the Board of Directors	5.0x
Officers named in the Proxy Statement and Executive Vice Presidents	3.0x
Other Officers above Vice President	1.5x
Vice Presidents	1.0x

Company leaders subject to these guidelines are expected to achieve their respective guideline within five (5) years of becoming subject to the guideline (and an additional five (5) years in the event of a promotion to a higher guideline). Once achieved, ownership of the guideline amount must be maintained for as long as the individual is subject to these Stock Ownership Guidelines.

Until such time as a Company leader satisfies the ownership guidelines set forth above, that individual will also be required to hold, for at least one year, 100% of the shares received upon the exercise of stock options and upon the vesting of full value stock awards, including but not limited to restricted stock and restricted stock units, in each case net of those shares required to pay the exercise price and any taxes due upon exercise or vesting.

Stock that counts towards satisfaction of the Company's Stock Ownership Guidelines includes: (i) shares held outright by the participant or his or her immediate family members living in the same household; (ii) restricted stock issued and held as part of an executive's or director's long term compensation, whether or not vested; (iii) shares underlying vested Community Health Systems stock options; and (iv) shares acquired on stock option exercises that the participant continues to hold. The Governance and Nominating Committee of the Board of Directors shall have the authority to review a participant's progress and compliance with the applicable guideline and grant any hardship waivers or exceptions (i.e., in the event of a divorce) as such committee deems necessary and appropriate.

The Governance and Nominating Committee of the Board of Directors shall periodically review the participants' base salaries and the relative value of their stock ownership pursuant to the guidelines to evaluate whether the intent of the guidelines is being achieved and may revise them from time to time.

25. No Personal Loans to Directors or Executive Officers. The Company will not make any personal loans or extensions of credit to directors or executive officers.

26. Rights Plan Policy. The Board of Directors shall seek and obtain stockholder approval before adopting a stockholder rights plan; provided, however, that the Board of Directors may determine to act on its own to adopt a stockholder rights plan without prior stockholder approval, if, under the circumstances, a majority of the independent directors, in the exercise of their fiduciary responsibilities, deem it to be in the best interests of the Company's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval. If the Board of Directors adopts a stockholder rights plan without prior stockholder approval, the Board of Directors will submit the stockholder rights plan to the stockholders for ratification, or the stockholder rights plan must expire, without being renewed or replaced, within one year. If submitted by the Board of Dirctors for stockholder approval, the stockholder rights plan will immediately terminate if not approved by a majority of the votes cast.

The Governance and Nominating Committee will review this policy statement on an annual basis, and report to the Board of Direcotrs any recommendations it may have concerning this policy.

APPROVAL AND ADOPTION

Reviewed and approved by the Governance and Nominating Committee on January 28, 2003 and adopted by the Board of Directors on February 25, 2003.

Revision reviewed and approved by the Governance and Nominating Committee on February 24, 2004 and adopted by the Board of Directors on February 24, 2004.

Revision adopted by the Board of Directors on April 8, 2004.

Revision reviewed and approved by the Governance and Nominating Committee on February 22, 2005 and adopted by the Board of Directors on February 23, 2005.

Revision adopted by the Board of Directors on May 25, 2005.

Revision adopted by the Board of Directors on February 27, 2008.

Revision adopted by the Board of Directors on September 10, 2008.

Revisions adopted by the Board of Directors on May 19, 2009.

Revisions adopted by the Board of Directors on May 18, 2010.

Revisions adopted by the Board of Directors on December 12, 2012.

Revisions adopted by the Board of Directors on February 26, 2014.

Revisions reviewed and approved by the Governance and Nominating Committee on December 9, 2014 and adopted by the Board of Directors on December 10, 2014.

Revisions reviewed and approved by the Governance and Nominating Committee and adopted by the Board of Directors on February 25, 2016.

Revisions reviewed and approved by the Governance and Nominating Committee and adopted by the Board of Directors on December 7, 2016.